Exhibit 99.1

Nexa Resources S.A.
(formerly VM Holding S.A.)

Consolidated financial statements at December 31, 2017 and independent auditor's report

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Nexa Resources S.A.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Nexa Resources S.A. and its subsidiaries as of December 31, 2017 and 2016, and the related consolidated income statements, statements of comprehensive income, statements of changes in equity and statements of cash flows for each of the three years in the period ended December 31, 2017, including the related notes (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2017 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers Auditores Independentes

Curitiba, Brazil

February 15, 2018

We have served as the Company’s auditor since 2001.

Contents

Consolidated financial statements

Consolidated balance sheet		5
Consolidated income statement		6
Consolidated statement of comprehensive income		7
Consolidated statement of changes in equity		8
Consolidated statement of cash flows		9

Notes to the consolidated financial statements

1	General information	10
2	Basis of preparation of the consolidated financial statements	13
2.1	Principles of consolidation and equity accounting	14
2.2	Revision of the Financial Statements	16
3	Changes in accounting policies and disclosures	21
4	Critical accounting estimates and judgments	23
5	Financial risk management	23
5.1	Financial risk factors	23
5.2	Capital management	27
5.3	Fair value estimates	28
5.4	Derivatives	30
5.5	Sensitivity analysis	34
5.6	Value and type of margins pledged in guarantee	35
6	Financial instruments by category	35
7	Credit quality of financial assets	37
8	Cash and cash equivalents	37
9	Financial investments	38
10	Trade accounts receivable	38
11	Inventory	39
12	Taxes recoverable	40
13	Related parties	41
14	Property, plant and equipment	43
15	Intangible assets	47
16	Loans and financings	54
17	Confirming payables	57
18	Salaries and payroll charges	57
19	Taxes payable	58
20	Current and deferred taxes on income	58
21	Provisions	60
22	Use of public assets	67
23	Deferred revenue	68
24	Equity	68
25	Net revenue	71

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26	Expenses by nature	72
27	Employee benefit expenses	72
28	Other operating expenses, net	73
29	Net financial results	73
30	Information by business segment and geographic area	74
31	Defined contribution pension plans	77
32	Insurance coverage	78
33	Subsequent events	78

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Nexa Resources S.A. Consolidated balance sheet As at December 31 All amounts in thousands of US dollars

Assets	Note	2017	2016	Liabilities and shareholders’ equity	Note	2017	2016

Current assets				Current liabilities
Cash and cash equivalents	8	1,019,037	915,576	Loans and financing	16	40,841	62,601
Financial investments	9	206,155	116,957	Derivative financial instruments	5.4	12,588	37,458
Derivative financial instruments	5.4	7,483	20,740	Trade payables		329,814	282,241
Trade accounts receivable	10	182,713	120,062	Confirming payable	17	111,024	102,287
Inventory	11	324,878	291,768	Salaries and payroll charges	18	79,798	70,022
Taxes recoverable	12	80,134	102,996	Taxes payable	19	41,109	29,848
Other assets		18,507	23,716	Advances from customers		800	2,894
		1,838,907	1,591,815	Use of public assets	22	1,649	1,663
				Dividends payable	13	4,138	7,185
Assets held for sale		-	252	Related parties	13	87,686	222,917
				Provisions	21	14,641	-
		1,838,907	1,592,067	Deferred revenue	23	31,296	37,980
				Other liabilities		12,831	18,777
						768,215	875,873

Non-current assets				Non-current liabilities
Financial investments	9	392	2,541	Loans and financing	16	1,406,458	1,081,784
Derivative financial instruments	5.4	4,294	-	Derivative financial instruments	5.4	2,449	-
Related parties	13	738	400,798	Related parties	13	2,238	7,596
Judicial deposits	21 (c)	10,949	14,160	Provisions	21	326,520	296,879
Deferred taxes	20 (b)	224,513	221,304	Deferred taxes	20 (b)	324,931	328,608
Taxes recoverable	12	32,510	26,736	Use of public assets	22	22,660	24,257
Other assets		29,679	21,010	Deferred revenue	23	190,589	212,020
Investments in associates		309	323	Other liabilities		8,561	9,220
Property, plant and equipment	14	1,996,514	1,978,462			2,284,406	1,960,364
Intangible assets	15	1,822,719	1,903,152
		4,122,617	4,568,486	Total liabilities		3,052,621	2,836,237

				Shareholders’ equity	24
				Capital		133,320	1,041,416
				Share premium		1,123,755	339,228
				Reserves		1,318,728	1,678,456
				Cumulative deficit		(11,612)	(138,043)
				Accumulated other comprehensive loss		(77,356)	(73,085)
				Total equity attributable to owners of the parent		2,486,835	2,847,972

				Non-controlling interests		422,068	476,344

						2,908,903	3,324,316

Total assets		5,961,524	6,160,553	Total liabilities and shareholders’ equity		5,961,524	6,160,553

The accompanying notes are an integral part of these consolidated financial statements.

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Nexa Resources S.A.

Consolidated income statement

Years ended December 31

All amounts in thousands of US dollars, unless otherwise stated

	Note	2017	(Revised) 2016	(Revised) 2015

Net revenue from products sold	25	2,449,484	1,964,841	1,865,183
Cost of products sold	26	(1,681,202)	(1,439,101)	(1,463,290)
Gross profit		768,282	525,740	401,893

Operating expenses
Selling	26	(89,239)	(90,647)	(84,559)
General and administrative	26	(148,242)	(127,305)	(106,299)
Other operating expenses, net	28	(129,221)	(177,819)	(47,105)
		(366,702)	(395,771)	(237,963)
Operating profit before equity results and net financial results		401,580	129,969	163,930

Net financial results	29
Financial income		29,868	24,955	19,268
Financial expenses		(106,169)	(70,374)	(61,625)
Exchange variation gains (losses), net		(53,880)	124,500	(299,574)
		(130,181)	79,081	(341,931)

Results of investees
Share in the results of associates		60	(158)	(256)
Profit (loss) before taxation		271,459	208,892	(178,257)

Taxes on income	20 (a)
Current		(125,691)	(75,282)	(62,758)
Deferred		19,497	(23,101)	101,537
Profit (loss) for the year from continuing operations		165,265	110,509	(139,478)

Discontinued operations		-	-	(318)

Profit (loss) for the year		165,265	110,509	(139,796)
Profit (loss) attributable to the owners of the parent		126,885	93,167	(129,461)
Profit (loss) attributable to non-controlling interests		38,380	17,342	(10,335)
Profit (loss) for the year		165,265	110,509	(139,796)

Avarage number of shares - thousand		116,527	80,699	1,874
Basic and diluted earnings (loss) per share - US$	24	1.42	1.37	(74.60)

The accompanying notes are an integral part of these consolidated financial statements.

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Nexa Resources S.A.

Consolidated statement of comprehensive income

Years ended December 31

All amounts in thousands of US dollars

	Note	2017	2016	2015
Profit (loss) for the year		165,265	110,509	(139,796)

Other comprehensive income (loss) net of taxes, all of which can be reclassified to the income statement
Operating cash flow hedge accounting	24 (e)	12,556	(16,256)	5,832
Currency translation of foreign subsidiaries	24 (e)	(10,742)	30,373	(74,163)
		1,814	14,117	(68,331)

Other comprehensive income net of taxes, all of which cannot be reclassified to the statement of operations
Remeasurements of retirement benefits		-	-	535
Total comprehensive income (loss) for the year		167,079	124,626	(207,592)

Comprehensive income (loss) attributable to the owners of the parent		125,941	101,199	(165,136)
Comprehensive income (loss) attributable to non-controlling interests		41,138	23,427	(42,456)
		167,079	124,626	(207,592)

The accompanying notes are an integral part of these consolidated financial statements.

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Nexa Resources S.A.

Consolidated statement of changes in equity

Years ended December 31

All amounts in thousands of US dollars

	Note	Capital	Share premium	Reserves	Cumulative deficit	Accumulated other comprehensive income	Total	Non- controlling interests	Total shareholders equity
At January 1, 2015		1,280,421	-	1,468,456	(49,384)	(45,442)	2,654,051	1,222,317	3,876,368

Total comprehensive income for the year
Profit for the year		-	-	-	(129,461)	-	(129,461)	(10,335)	(139,796)
Other components of comprehensive income for the year		-	-	-	-	(35,675)	(35,675)	(32,121)	(67,796)
Total comprehensive income for the year		-	-	-	(129,461)	(35,675)	(165,136)	(42,456)	(207,592)

Total contributions by and distributions to shareholders
Capital increase		84.00	-		-	-	84	-	84
Repurchase of shares - NEXA PERU		-	-	(4,738)	-	-	(4,738)	(3,151)	(7,889)
Acquisition of non-controlling interests - NEXA ATACOCHA		-	-	1,099	-	-	1,099.00	(2,487)	(1,388)
Dividend distribution		-	-	-	(51,322)	-	(51,322)	(14,875)	(66,197)
Equity transaction of interest increase - NEXA PERU			-	98,655	-	-	98,655	(216,252.00)	(117,597)
Increase in non-controlling interests - NEXA BR		-	-	52,686	-	-	52,686	-	52,686
Total contributions by and distributions to shareholders		84		147,702	(51,322)	-	96,464	(236,765)	(140,301)
At 31 December, 2015		1,280,505		1,616,158	(230,167)	(81,117)	2,585,379	943,096	3,528,475

Total comprehensive income for the year
Profit for the year		-	-	-	93,167	-	93,167	17,342	110,509
Other components of comprehensive income for the year	24(e)	-	-	-	-	8,032	8,032	6,085	14,117
Total comprehensive income for the year		-	-	-	93,167	8,032	101,199	23,427	124,626

Total contributions by and distributions to shareholders
Decrease in non-controlling interests - VILA		-	-	(6,819)	-	-	(6,819)	-	(6,819)
Dividend distribution		-	-	-	(959)	-	(959)	(9,396)	(10,355)
Decrease in non-controlling interests - NEXA ATACOCHA		-	-	-	-	-	-	(2,635)	(2,635)
Equity transaction of interest increase - NEXA PERU		-	-	253,331	-	-	253,331	(423,994)	(170,663)
Capital increase		110,911	59,159	-	-	-	170,070	-	170,070
Constitution of share premium		(350,000)	350,000	-	-	-	-	-
Reimbursement of share premium		-	(69,931)	-	-	-	(69,931)	-	(69,931)
Put option of shares		-	-	(170,070)	-	-	(170,070)	-	(170,070)
Energy Assets compensation		-	-	(52,847)	-	-	(52,847)	-	(52,847)
Cancellation of the loan due by NEXA BR to VSA		-	-	15,717	-	-	15,717	-	15,717
Repurchase of own shares - NEXA PERU		-	-	22,986	(84)	-	22,902	(54,154)	(31,252)
Total contributions by and distributions to shareholders		(239,089)	339,228	62,298	(1,043)	-	161,394	(490,179)	(328,785)
At December 31, 2016		1,041,416	339,228	1,678,456	(138,043)	(73,085)	2,847,972	476,344	3,324,316

Total comprehensive income for the year
Profit for the year		-	-	-	126,885	-	126,885	38,380	165,265
Other components of comprehensive income (loss) for the year	24(e)	-	-	-	3,327	(4,271)	(944)	2,758	1,814
Total comprehensive income for the year		-	-	-	130,212	(4,271)	125,941	41,138	167,079

Total contributions by and distributions to shareholders
Reversion of Put Option	1 (vi)	-	-	173,734	-	-	173,734	-	173,734
Energy assets retention	1 (vii)	-	-	(87,711)	-	-	(87,711)	-	(87,711)
Purchase of Pollarix	1 (vii)	-	-	(81,615)	-	-	(81,615)	-	(81,615)
Constitution of share premium	1 (iv)	(928,596)	928,596	-	-	-	-	-	-
Reimbursement of share premium	1 (v)	-	(430,000)	-	-	-	(430,000)	-	(430,000)
Decrease in non-controlling interests - VILA	1 (i)	-	-	(374,108)	-	-	(374,108)	-	(374,108)
Decrease in non-controlling interests - NEXA BR	1 (viii)	-	-	7,911	-	-	7,911	-	7,911
Decrease in non-controlling interests - Pollarix	1 (xi)	-	-	-	-	-	-	(38,280)	(38,280)
Increase in participation in associates		-	-	2,061	-	-	2,061	(2,061)	-
Dividend distribution	1 (ix)	-	-	-	(3,781)	-	(3,781)	(55,073)	(58,854)
Capital and share premium increase, net of underwritter expenses - Initial public offering	1 (x)	20,500	285,931	-	-	-	306,431	-	306,431
Total contributions by and distributions to shareholders		(908,096)	784,527	(359,728)	(3,781)	-	(487,078)	(95,414)	(582,492)
At December 31, 2017		133,320	1,123,755	1,318,728	(11,612)	(77,356)	2,486,835	422,068	2,908,903

The accompanying notes are an integral part of these consolidated financial statements.

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Nexa Resources S.A.

Consolidated statement of cash flows

Years ended December 31

All amounts in thousands of US dollars

	Note	2017	2016	2015

Cash flow from operating activities

Profit (loss) before taxation		271,459	208,892	(178,257)
Loss for the year from discontinued operations				(318)

Adjustments to reconcile profit to cash
Interest, indexation and exchange variations		52,286	(97,174)	326,287
Share in the results of investees		(60)	158	574
Depreciation and amortization	14 and 15	270,454	275,034	295,258
Loss on sale of property, plant & equipment and intangible assets	28	694	552	3,443
Gain on sale of investment	28	(4,588)	-	-
Impairment (reversal) of property, plant and equipment and other assets	28	73	(979)	8,574
Provisions	10 (b), 11(b) and 21 (a)	32,672	93,701	(12,209)

Decrease (increase) in assets
Trade accounts receivable		(63,172)	(54,188)	56,293
Inventory		(15,675)	(62,586)	65,885
Other taxes recoverable		17,088	9,558	58,528
Other assets		6,168	(414)	(1,344)
Increase (decrease) in liabilities
Trade payables		47,573	9,557	21,790
Confirming payables		8,737	5,743	(22,672)
Salaries and payroll charges		9,776	25,206	(17,118)
Taxes payable		(14,165)	(15,375)	(76,149)
Deferred revenue	23	(36,299)	250,000	-
Other liabilities		(45,182)	13,566	(22,913)

Interest paid		(58,635)	(37,321)	(39,672)
Taxes on income paid		(100,265)	(38,869)	(51,384)
Net cash provided by operating activities		378,939	585,061	414,596

Cash flow from investing activities
Financial investments		(65,661)	(47,749)	(25,460)
Acquisitions of property, plant and equipment	14	(196,717)	(180,856)	(183,176)
Acquisitions of intangible assets	15	(921)	(2,133)	(3,891)
Loan repayment received from related parties		-	10,284	10,059
Acquisition of Pollarix	1 (vii)	(81,615)	-	-
Related parties		-	6,248	44,785
Proceeds from sale of non-current assets		16,542	12,787	1,027
Net cash used in investing activities		(328,372)	(201,419)	(156,656)

Cash flow from financing activities
New loans and financing	16	830,598	550,966	23,454
Payments of loans and financing	16	(537,254)	(483,100)	(280,717)
Dividends paid		(61,549)	(59,660)	(13,345)
Reimbursement share premium	1 (v)	(430,000)	(69,931)	-
Capital increase - Initial public offering	1 (x)	20,500	170,070	84
Share premium -Initial public offering	1 (x)	285,931	-	-
Related parties		-	3,967	(41,171)
Repurchase of shares - NEXA PERU		-	(31,252)	(117,597)
Decrease in non-controlling interests - NEXA PERU		-	(170,663)	(9,277)
Decrease in non-controlling interests - NEXA ATACOCHA		-	(2,635)
Energy assets compensation payment - Related parties	1 (iii)	(55,380)	-	52,686
Net cash provided by (used in) financing activities		52,846	(92,238)	(385,883)

Effects of exchange rates on cash and cash equivalents		48	2,757	(1,321)

Increase (decrease) in cash and cash equivalents		103,461	294,161	(129,264)
Cash and cash equivalents at the beginning of the year		915,576	621,415	750,679
Cash and cash equivalents at the end of the year		1,019,037	915,576	621,415

The accompanying notes are an integral part of these consolidated financial statements.

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Nexa Resources S.A.

Notes to the consolidated financial statements

at December 31, 2017

All amounts in thousands of US dollars, unless otherwise stated

1                               General information

Nexa Resources S.A. (“NEXA” or the “Company” or the “parent”) was incorporated on February 26, 2014 under the laws of Luxembourg as a public limited liability company (société anonyme). The Company’s registered office is located in the city of Luxembourg in the Grand Duchy of Luxembourg.

The Company’s controlling shareholder is Votorantim S.A. (“VSA”), which holds 64.25% of its equity. VSA is a Brazilian privately owned industrial conglomerate that holds ownership interests in metal, steel, cement, energy and pulp companies, among others.

The Company operates in the mining and smelting segments, principally engaged in zinc content production. The Company also produces copper, lead, silver and gold, which are byproducts of zinc production. The Company’s mining segment is comprised of five mines located in Peru and Brazil, which operates primarily through its subsidiaries NEXA BR (as defined below) and NEXA PERU (as defined below). The Company’s smelting segment is comprised of three assets, one located in Peru and two in Brazil, that operates through its subsidiaries NEXA BR (as defined below) and NEXA CJM (as defined below). The information on the Company structure is provided in note 2.1 (a).

On December 18th, 2017, the shareholders of subsidiary Compañia Minera Milpo S.A.A approved the change of its corporate name to Nexa Resources Perú S.A.A. This change is still in process of being formalized before the Peruvian Public Registry. Given that such change has been duly approved by Compañia Minera Milpo S.A.A shareholders, the Company refers to this subsidiary herein as “NEXA PERU”.

On December 18th, 2017, the shareholders of subsidiary Compañia Minera Atacoccha S.A.A approved the change of its corporate name to Nexa Resources Atacocha S.A.A. This change is still in process of being formalized before the Peruvian Public Registry. Given that such change has been duly approved by Compañia Minera Atacoccha S.A.A shareholders, the Company refers to this subsidiary herein as “NEXA ATACOCHA”.

On December 4th, 2017, the shareholders of subsidiary Votorantim Metais – Cajamarquilla S.A. approved the change of its corporate name to Nexa Resources Cajamarquilla S.A. This change is still in process of being formalized before the Peruvian Public Registry. Given that such change has been duly approved by Votorantim Metais – Cajamarquilla S.A. shareholders, the Company refers to this subsidiary herein as “NEXA CJM”.

On November 16th, 2017, the Board of subsidiary Milpo UK Ltd. approved the change of its corporate name to Nexa Resources UK Ltd. This change is still in process of being formalized before the UK Public Registry (Companies House). Given that such change has been already approved by Milpo UK Ltd. Board and its shareholders, the Company refers to this subsidiary herein as “NEXA UK”.

On November 13th, 2017, the shareholders of subsidiary Votorantim Metais Zinco S.A. approved the change of its corporate name to Nexa Recursos Minerais S.A. This change has been submitted to the approval of the National Defense Office (Conselho de Defesa Nacional - CDN) as Votorantim Metais Zinco S.A. possesses mineral rights in border areas. After receiving the CDN’s approval, same corporate act will be submitted to the Brazilian Public Registry. Given that such change has been duly approved by Votorantim Metais Zinco S.A. shareholders, the Company refers to this subsidiary herein as “NEXA BR”.

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Nexa Resources S.A.

Notes to the consolidated financial statements

at December 31, 2017

All amounts in thousands of US dollars, unless otherwise stated

Main transactions for the year ended December 31, 2017

(i)                                    Transfer of Export Prepayments

In February 2017, Companhia Brasileira de Alumínio (“CBA”) transferred its Export Prepayments (advances received from banks to finance future exports) amounting to US$ 100,000 and US$ 290,000 to NEXA BR, a wholly-owned subsidiary of NEXA, with the consent of the operation’s counterparties, NEXA and Votorantim GmbH (“VGmbH”), respectively. The amount net of transaction costs is US$ 389,471.

Due to the transfer, CBA became a debtor of NEXA BR by an amount of US$ 389,471 (R$ 1,215,489 thousand) denominated in Brazilian Reais at February 2017. CBA’s debt, including the export prepayments of US$ 367,417 (R$ 1,215,489 thousand) and other payables of US$ 10,244, was liquidated in June 2017 through the transfer from CBA to NEXA BR of property, plant and equipment amounting to US$ 2,848, intangible assets amounting to US$ 705 and 25.80% of the participation in Votorantim Investimentos Latino-Americanos S.A. (“VILA”), amounting to US$ 374,108, which impacted the Equity line item since VILA is a fully consolidated subsidiary.  This was a non-cash transaction and the difference between the amounts in US dollars is related to foreign exchange variation.

(ii)                                Bond issuance

On May 4, 2017, the Company issued an aggregate principal amount of US$ 700,000 in unsecured bonds set to mature in 2027 at an interest rate of 5.375% per year. The proceeds from this offering were used to repay a portion of existing consolidated debt with banks, thereby extending the maturity of outstanding debt. These securities are guaranteed by NEXA BR, NEXA PERU and NEXA CJM.

(iii)                            Energy Assets compensation payment

On May 19, 2017, VILA issued new shares subscribed by NEXA BR, amounting to R$ 129,187 thousand (US$ 39,827). The shares were fully subscribed through cash contributions.

On May 31, 2017, VILA executed a capital reduction transaction whereby it transferred cash to VSA in the amount of R$ 129,187 thousand (US$ 39,827).

On May 31, 2017, NEXA BR paid in cash the remaining balance of Energy Assets compensation, as mentioned on note 1 (vii), to VSA in the amount of R$ 50,450 thousand (US$ 15,553).

(iv)                             Conversion of share capital into share premium

The Company approved the conversion of share capital into share premium in the amount of US$ 200,000 in June 2017, US$ 300,000 in September 2017 and US$ 428,596 in October 2017.

(v)                                 Reimbursement of share premium

The Company approved the reimbursement of share premium to its shareholders amounting to US$ 140,000 in June 2017, US$ 140,000 in September 2017 and US$ 150,000 in October 2017. All payments were proportional with their participations.

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Nexa Resources S.A.

Notes to the consolidated financial statements

at December 31, 2017

All amounts in thousands of US dollars, unless otherwise stated

(vi)                             Put option reversion

During 2016, the Company granted to the minority shareholders a Put Option over their stake in the Company’s capital. The Company determined that, as the Put Option could be exercised in the event of certain change of control which could be out of the control of the Company, the option met the criteria under IAS 32 for recognition as a liability and corresponding equity reserve.

In June 2017, a new agreement was signed between NEXA’s shareholders, and the liability of the put option that had been granted by the Company to the minority shareholders was transferred to VSA, the Company’s controlling shareholder. Since VSA was at that moment the grantor of the put option amounting US$ 173,734, NEXA derecognized the liability as of June 30, 2017 against Shareholders’ Equity. This was a non-cash transaction.

Due to the closing of the Company’s initial public offering (note 1(x)), the Option expired.

(vii)                         Energy Assets

In the period from April 2016 to June 2017, the Company had a liability with its controlling shareholder VSA for the right to use the energy generation assets (the “Energy Assets”), owned by Nexa BR. On June 30, 2017, under the amended shareholders agreement, NEXA received all of the Energy Assets, has no further obligation with VSA to compensate for the right to use the Energy Assets, and acquired one third of the total outstanding share capital, representing 100% of ordinary shares with voting rights and control over Pollarix S.A. (“Pollarix”) (formerly denominated as “Holding B Company”). The remaining two thirds, representing 100% of preferred shares with limited voting and non-controlling rights are held by VSA and its subsidiaries.

Pollarix is a holding company with 20.98% interest in Campos Novos Energia S.A. (“Enercan”) (another energy producing joint operation). NEXA agreed to pay to CBA US$ 81,620 (R$ 270,000 thousand) for one third of Pollarix shares, of which US$ 59,549 (R$ 197,000 thousand) was paid in June 2017 and US$ 22,277 (R$ 73,000 thousand) was paid in October 2017. The difference between the amounts in US dollars is related to foreign exchange variation.

The impact on NEXA consolidated financial statements are: (a) NEXA will hold a 1/3 (one third) interest (all ordinary shares) in Pollarix and VSA and its subsidiaries will hold 2/3 (two-thirds) interest (all preferred shares), the latter of which have limited voting rights and are entitled to dividends per share equal to 1.25 times the dividends per share payable on the ordinary shares, (b) NEXA BR will contribute the Energy Assets to Pollarix, issuing new ordinary and preferred shares, (c) NEXA BR will spin off all of the new issued preferred shares of Pollarix to VSA, (d) NEXA BR will have its capital reduced by US$ 87,666  (R$ 290,000 thousand) paid in cash to VSA, and (e) NEXA will hold a 100% participation in NEXA BR and VILA, previously held by VSA. All of these transactions are considered to be under common control of VSA with a net impact in the Company’s shareholders equity. In accordance with the Company’s accounting policy for common control transaction, as the Energy Assets are consolidated retroactively, the liability with VSA from April 2016 until June 2017, has been eliminated from the consolidated income statement and no gain or loss is recorded as a result of this transaction.

Additionally, the non-controlling interest participations held by VSA and its subsidiaries as of December 31, 2017 relating to Pollarix S.A. (67%), NEXA BR (0%) and VILA (0%) has been reflected retroactively in these consolidated financial statements.

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Nexa Resources S.A.

Notes to the consolidated financial statements

at December 31, 2017

All amounts in thousands of US dollars, unless otherwise stated

In order to fully implement step (b), transfer of Energy Assets is subject to the prior consent of the Brazilian Electricity Regulatory Agency (“ANEEL”). Management believes that such consent is perfunctory, based on precedents in similar cases and on the fact that the Energy Assets belong to the same economic group. Such consent is expected to occur during the first quarter of 2018.

(viii)                     Capital increase

The Company approved a capital increase of US$ 63,216 in July and capital increase of US$ 137,176 in October 2017 for its subsidiary NEXA BR, of which US$ 19,176 was paid by VSA.

(ix)                             Dividend distribution

On September 19, 2017, the Board of Directors of NEXA PERU approved a dividend payment of US$ 335,001 to its shareholders, proportional with such shareholders’ participations. US$ 55,073 was paid to NEXA PERU’s non-controlling shareholders on October 16, 2017.

(x)                                 Initial public offering

On October 27, 2017, the Company announced the pricing of its initial public offering. That same day, its common shares began trading on the New York Stock Exchange (NYSE) and the Toronto Stock Exchange (TSX), under the ticker symbol “NEXA”.

On October 31, 2017, the Company announced the closing of its initial public offering of 35,650,000 of the Company’s common shares at a public offering price of US$16.00 per share, which included an aggregate of 15,150,000 shares sold by VSA (including pursuant to the exercise in full by the underwriters of their over-allotment option for 4,650,000 shares).

As a consequence, the capital of the Company increased in US$ 20,500 related to the issuance of new shares. The remaining US$ 307,500 was designated as share premium constitution, reduced by US$ 21,569 related to underwriter expenses.

(xi)                             Capital reduction of Pollarix

On October 27, 2017, the subsidiary Pollarix decreased its share capital by US$ 57,134 (R$ 189,000 thousand), cancelling 81,818,181 ordinary shares and 163,636,364 preferred shares fully paid in cash to its then existing shareholder, CBA. The transaction decreased the Company’s Equity in the amount of US$ 38,280 as on the consolidated financial statements NEXA already has one third interest in Pollarix (Note 1 (vii)).

2                                    Basis of preparation of the consolidated financial statements

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (IFRS) and interpretations issued by the IFRS Interpretations Committee (IFRS IC) applicable to companies reporting under IFRS. The financial statements comply with IFRS as issued by the International Accounting Standards Board (IASB).

The consolidated financial statements have been prepared under the historical costs convention, modified for some financial assets and financial liabilities (including derivative instruments) measured at fair value through profit or loss (where applicable).

Changes resulting from new arrangements of the Company include the effects of the Energy Assets which were transferred to NEXA on June 30, 2017. The transfer of the Energy Assets is described in

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Nexa Resources S.A.

Notes to the consolidated financial statements

at December 31, 2017

All amounts in thousands of US dollars, unless otherwise stated

Note 1 (ii) and (vii), to these financial statements. As consequence of these arrangements the Company applied the common control concept retroactively as mentioned in Note 2.1 (b). NEXA has recognized the Energy Assets for all the years presented in these consolidated financial statements.

The consolidated financial statements of NEXA and its subsidiaries for the year ended 31 December 31, 2017 were authorized to be issued in accordance with a resolution of the Board of Directors on February 15, 2018.

2.1                    Principles of consolidation and equity accounting

The following accounting policies are applied to the preparation of the consolidated financial statements.

(a)                       Subsidiaries

Subsidiaries include all entities over which NEXA has direct or indirect control. NEXA controls an entity when it is exposed to, or has the right to, variable returns from its involvement with the entity and the Company has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company, except when the predecessor basis of accounting is applied. Subsidiaries are deconsolidated from the date on which that control ceases.

Transactions, balances and unrealized gains and losses between Group companies are eliminated.

The accounting policies of subsidiaries are adjusted where necessary to ensure consistency with the policies adopted by the Company.

Main companies included in the consolidated financial statements:

	Percentage of capital
	2017	2016	Headquarters	Control	Activities
Campos Novos Energia S.A. - “Enercan”	20.98	20.98	Brazil	Indirect	Energy
Capim Branco Energia	12.63	12.63	Brazil	Indirect	Energy
Cia . Minera Gaico S.A.	93.40	93.40	Peru	Indirect	Holding and others
Cia. Magistral S.A.C	100.00	-	Peru	Indirect	Holding and others
Cia. Minera Dona Isabel Ltda.	100.00	100.00	Peru	Indirect	Holding and others
Cia. Minera Shalipayco S.A.C	75.00	75.00	Peru	Indirect	Holding and others
Nexa Resources Atacocha S.A.A. - “NEXA ATACOCHA” (formely Compañia Minera Atacocha S.A.A.)	66.62	66.62	Peru	Indirect	Mining
Nexa Resources Perú S.A.A. - “NEXA PERU” (formely Compañia Minera Milpo S.A.A - “Milpo”)	80.23	80.23	Peru	Indirect	Mining
Consórcio UHE Igarapava	23.93	23.93	Brazil	Indirect	Energy
InPac Holding Limited	100.00	100.00	British Virgin Islands	Indirect	Holding and others
Inversiones Garza Azul S.A.C	100.00	100.00	Peru	Indirect	Holding and others
L.D.O.S.P.E. Empreendimentos e Participações Ltda.	100.00	-	Brazil	Indirect	Energy
L.D.Q.S.P.E. Empreendimentos e Participações Ltda.	100.00	-	Brazil	Indirect	Energy
L.D.R.S.P.E. Empreendimentos e Participações Ltda.	100.00	-	Brazil	Indirect	Energy
Nexa Resources El Porvenir S.A.C. (formely Milpo Andina Peru S.A.C.)	99.99	99.99	Peru	Indirect	Mining
Nexa Resources UK Ltd. - “NEXA UK” (formely Milpo UK Limited)	100.00	100.00	United Kingdom	Indirect	Mining
Minera Bongará S.A.	61.00	61.00	Peru	Indirect	Holding and others
Minera Cerro Colorado S.A.C	99.99	99.00	Peru	Indirect	Holding and others
Minera Chambará S.A.C	15.00	15.00	Peru	Indirect	Holding and others
Minera Pampa de Cobre S.A.C	99.99	99.00	Peru	Indirect	Mining
Minera Rayrock Ltda.	-	84.08	Chile	Indirect	Holding and others
Mineração Dardanelos Ltda.	70.00	70.00	Brazil	Indirect	Holding and others
Mineração Santa Maria Ltda.	99.99	99.99	Brazil	Indirect	Holding and others
Otavi Mining Investments (Pty) Ltd.	100.00	100.00	Namibia	Indirect	Holding and others
Otjitombo Mining Proprietary Ltd.	100.00	100.00	Namibia	Indirect	Holding and others
Pollarix S.A.	33.33	33.33	Brazil	Indirect	Holding and others
Rayrock Antofagasta S.A.C	99.99	100.00	Chile	Indirect	Holding and others
SMRL CMA nº 54	100.00	100.00	Peru	Indirect	Holding and others
SMRL Ltda. Pepita 1	57.50	57.50	Peru	Indirect	Holding and others
Votorantim Andina S.A. - “VASA”	99.99	99.99	Chile	Indirect	Holding and others
Votorantim GmbH	100.00	100.00	Austria	Direct	Holding and others
Votorantim Investimentos Latino-Americanos S.A. - “VILA”	100.00	100.00	Brazil	Indirect	Holding and others
Votorantim Metais Argentina S.A.	-	90.00	Argentina	Indirect	Holding and others
Votorantim Metais Bolívia S.R.L.	-	76.61	Bolivia	Indirect	Holding and others
Nexa Resources Cajamarquilla S.A. - “NEXA CJM” (formely Votorantim Metais Cajamarquilla S.A. - “CJM”)	99.99	99.99	Peru	Direct	Smelting
Nexa Recursos Minerais S.A. - “NEXA BR” (formely Votorantim Metais Zinco S.A. - “VMZ”)	100.00	100.00	Brazil	Direct	Mining / Smelting
Votorantim Metals Cananda Inc.	100.00	100.00	Canada	Indirect	Holding and others
Votorantim Metals Namibia Ltd.	100.00	100.00	Namibia	Indirect	Holding and others
Votorantim US. Inc.	100.00	100.00	United States	Direct	Holding and others

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Nexa Resources S.A.

Notes to the consolidated financial statements

at December 31, 2017

All amounts in thousands of US dollars, unless otherwise stated

(b)                      Business combinations

The acquisition method of accounting is used for transactions classified as business combinations. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities assumed and the equity instruments issued. The consideration transferred includes the fair value of assets or liabilities resulting from a contingent consideration arrangement, when applicable. Acquisition-related costs are expensed as they are incurred. Identifiable assets acquired and liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The Company recognizes any non-controlling interest in the acquiree on an acquisition-by-acquisition basis, either at fair value or at the non-controlling interest’s proportionate share of the fair value of the acquiree’s identifiable net assets. The non-controlling interests to be recognized are determined upon each acquisition.

The excess of the consideration transferred, amount of any non-controlling interest in the acquired entity, and the acquisition-date fair value of any previous equity interest in the acquired entity over the fair value of the net identifiable assets acquired is recorded as goodwill. If those amounts are less than the fair value of the net identifiable assets of the subsidiary acquired, the difference is recognized directly in profit or loss as a bargain purchase.

Business combinations does not consider common control transactions.

(c)                       Foreign currency translation

(i)                                   Functional and presentation currency

Items included in the consolidated financial statements of each of NEXA’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The consolidated financial statements are presented in US Dollars (“US$”), which is NEXA’s functional and reporting currency.

(ii)                               Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at year end exchange rates are recognized in profit or loss. They are deferred in other comprehensive income if they relate to qualifying cash flow hedges.

Foreign exchange gains and losses that relate to cash and cash equivalents and borrowing are presented in the income statement, within finance income or expenses.

Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss. For example, translation differences on non-monetary assets and liabilities such as equities held at fair value through profit or loss are recognized in profit or loss as part of the fair value gain or loss and translation differences on non-monetary assets such as equities classified as available-for-sale financial assets are recognized in other comprehensive income.

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Nexa Resources S.A.

Notes to the consolidated financial statements

at December 31, 2017

All amounts in thousands of US dollars, unless otherwise stated

(iii)                           Group companies

The results and financial position of all of the Company’s entities (none of which has the currency of a hyper-inflationary economy) that have a functional currency different from the reporting currency are translated into the presentation currency as follows:

•                                Assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

•                                Income and expenses for each income statement, are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rates in force on the dates of the transactions); and

•                                All resulting exchange differences are recognized in other comprehensive income.

(d)                      Transactions with non-controlling interests

The Company treats transactions with non-controlling interests that do not result in a loss of control as transactions with the equity owners of the Company. A change in ownership interest results in an adjustment between the carrying amounts of the controlling and non-controlling interests to reflect their relative interests in the subsidiaries. Any difference between the amount of the adjustment to non-controlling interests and any consideration paid or received is recognized in a separate reserve within equity attributable to the owners.

2.2                    Revision of the Financial Statements

These financial statements are considered revised, once the Company identified adjustments in its Consolidated Financial Statements for the period ended December 31, 2016 and December 31, 2015, previously publicly available. The revision has no impact in the balance sheet nor in the net income.

The revised information presented correct an error related to the intercompany elimination transaction on the sale of products between NEXA PERU and NEXA CJM. These sales were previously recorded considering the Gross Revenue amount recognized in NEXA PERU, which did not consider the taxes on sales. The corrections entries were made to remove the effects of intercompany transactions in the Consolidated Financial Statements related to the taxes on sales.

The Company concluded that the adjustments, analyzed individually and in aggregate, in qualitative and quantitative terms, are not significant and material.

Therefore, the original, previously publicly available, and revised amounts are presented below:

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Nexa Resources S.A.

Notes to the consolidated financial statements

at December 31, 2017

All amounts in thousands of US dollars, unless otherwise stated

a) Income Statement

	(Original) 2016	Adjustment	(Revised) 2016

Net revenue from products sold	1,912,813	52,028	1,964,841
Cost of products sold	(1,387,073)	(52,028)	(1,439,101)
Gross profit	525,740	-	525,740

	(Original) 2015	Adjustment	(Revised) 2015

Net revenue from products sold	1,824,840	40,343	1,865,183
Cost of products sold	(1,422,947)	(40,343)	(1,463,290)
Gross profit	401,893	-	401,893

b) Composition of net revenue

	(Original) 2016	Adjustment	(Revised) 2016

Gross Revenue	2,193,867	-	2,193,867
Taxes on sales and returns	(281,054)	52,028	(229,026)
Net revenue from products sold	1,912,813	52,028	1,964,841

	(Original) 2015	Adjustment	(Revised) 2015

Gross Revenue	2,072,439	-	2,072,439
Taxes on sales and returns	(247,599)	40,343	(207,256)
Net revenue from products sold	1,824,840	40,343	1,865,183

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Nexa Resources S.A.

Notes to the consolidated financial statements

at December 31, 2017

All amounts in thousands of US dollars, unless otherwise stated

c) Revenue by destination

	(Original)	Adjustment	(Revised)
	2016		2016

Peru	521,856	52,028	573,884
Brazil	560,878	-	560,878
United States	156,634	-	156,634
Luxembourg	100,631	-	100,631
Korea	66,887	-	66,887
Switzerland	59,873	-	59,873
Chile	67,546	-	67,546
Singapore	42,666	-	42,666
Germany	42,560	-	42,560
Colombia	39,137	-	39,137
Japan	36,005	-	36,005
Austria	22,982	-	22,982
Turkey	19,498	-	19,498
China	12,838	-	12,838
Italy	3,608	-	3,608
Other	159,214	-	159,214
	1,912,813	52,028	1,964,841

	(Original)	Adjustment	(Revised)
	2015		2015

Peru	544,107	40,343	584,450
Brazil	534,141	-	534,141
United States	99,884	-	99,884
Luxembourg	98,159	-	98,159
Korea	51,181	-	51,181
Switzerland	135,450	-	135,450
Chile	52,865	-	52,865
Singapore	72,514	-	72,514
Germany	22,348	-	22,348
Colombia	42,007	-	42,007
Japan	32,994	-	32,994
Austria	18,731	-	18,731
Turkey	23,265	-	23,265
China	639	-	639
Italy	1,399	-	1,399
Other	95,156	-	95,156
	1,824,840	40,343	1,865,183

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Nexa Resources S.A.

Notes to the consolidated financial statements

at December 31, 2017

All amounts in thousands of US dollars, unless otherwise stated

d) Revenue by currency

	(Original)	Adjustment	(Revised)
	2016		2016

U.S. Dollar	1,362,964	52,028	1,414,992
Real	547,537	-	547,537
Other	2,312	-	2,312
	1,912,813	52,028	1,964,841

	(Original)	Adjustment	(Revised)
	2015		2015

U.S. Dollar	1,294,535	40,343	1,334,878
Real	529,218	-	529,218.0
Other	1,087	-	1,087
	1,824,840	40,343	1,865,183

e) Expenses by nature

	(Original)	Adjustment	(Revised)
	2016		2016

Raw materials and consumables used	904,881	52,028	956,909
Employee benefit expenses	233,755	-	233,755
Depreciation and amortization	275,034	-	275,034
Freight costs	68,962	-	68,962
Services, miscellaneous	89,426	-	89,426
Other Expenses	32,967	-	32,967
	1,605,025	52,028	1,657,053
Reconciliation
Cost of products sold	1,387,073	52,028	1,439,101
Selling expenses	90,647	-	90,647
General and administrative expenses	127,305	-	127,305
	1,605,025	52,028	1,657,053

	(Original)	Adjustment	(Revised)
	2015		2015

Raw materials and consumables used	940,190	40,343	980,533
Employee benefit expenses	202,876	-	202,876
Depreciation and amortization	295,258	-	295,258
Freight costs	73,871	-	73,871
Services, miscellaneous	77,772	-	77,772
Other Expenses	23,838	-	23,838
	1,613,805	40,343	1,654,148
Reconciliation
Cost of products sold	1,422,947	40,343	1,463,290
Selling expenses	84,559	-	84,559
General and administrative expenses	106,299	-	106,299
	1,613,805	40,343	1,654,148

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Nexa Resources S.A.

Notes to the consolidated financial statements

at December 31, 2017

All amounts in thousands of US dollars, unless otherwise stated

f) Information by business segment and geographic area – intersegment

					Original - 2016
	Mining	Smelting	Elimination	Adjustment	Total
Revenue from products sold - third parties	417,159	1,491,988	-	3,666	1,912,813
Intersegment revenues	490,266	-	(490,266)	-	-
Total Revenue	907,425	1,491,988	(490,266)	3,666	1,912,813

Cost of products sold	(513,135)	(1,260,519)	490,266	(103,686)	(1,387,074)
Gross Profit	394,290	231,469	-	(100,020)	525,739

					Revised - 2016
	Mining	Smelting	Elimination	Adjustment	Total
Revenue from products sold - third parties	469,187	1,491,988	-	3,666	1,964,841
Intersegment revenues	438,238	-	(438,238)	-	-
Total Revenue	907,425	1,491,988	(438,238)	3,666	1,964,841

Cost of products sold	(513,135)	(1,260,519)	438,238	(103,686)	(1,439,102)
Gross Profit	394,290	231,469	-	(100,020)	525,739

					Original - 2015
	Mining	Smelting	Elimination	Adjustment	Total
Revenue from products sold - third parties	380,320	1,421,307	-	23,213	1,824,840
Intersegment revenues	390,384	-	(390,384)	-	-
Total Revenue	770,704	1,421,307	(390,384)	23,213	1,824,840

Cost of products sold	(532,097)	(1,170,545)	390,384	(110,689)	(1,422,947)
Gross Profit	238,607	250,762	-	(87,476)	401,893

					Revised - 2015
	Mining	Smelting	Elimination	Adjustment	Total
Revenue from products sold - third parties	420,663	1,421,307	-	23,213	1,865,183
Intersegment revenues	350,041	-	(350,041)	-	-
Total Revenue	770,704	1,421,307	(350,041)	23,213	1,865,183

Cost of products sold	(532,097)	(1,170,545)	350,041	(110,689)	(1,463,290)
Gross Profit	238,607	250,762	-	(87,476)	401,893

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Nexa Resources S.A.

Notes to the consolidated financial statements

at December 31, 2017

All amounts in thousands of US dollars, unless otherwise stated

g) Information by business segment and geographic area - revenue by geographic area

			Original - 2016
	Net Revenue	Cost of products sold	Gross Profit
	from products
	sold
Brazil	714,946	(473,006)	241,940
Peru	1,178,354	(896,940)	281,414
Holding	19,513	(17,127)	2,386
Total	1,912,813	(1,387,073)	525,740

			Revised - 2016
	Net Revenue	Cost of products sold	Gross Profit
	from products
	sold
Brazil	714,946	(473,006)	241,940
Peru	1,230,382	(948,968)	281,414
Holding	19,513	(17,128)	2,385
Total	1,964,841	(1,439,102)	525,739

			Original - 2015
	Net Revenue	Cost of products sold	Gross Profit
	from products
	sold
Brazil	665,573	(460,284)	205,289
Peru	1,159,264	(962,663)	196,601
Holding	3	-	3
Total	1,824,840	(1,422,947)	401,893

			Revised - 2015
	Net Revenue	Cost of products sold	Gross Profit
	from products
	sold
Brazil	665,573	(460,284)	205,289
Peru	1,199,607	(1,003,006)	196,601
Holding	3		3
Total	1,865,183	(1,463,290)	401,893

3                               Changes in accounting policies and disclosures

(a)                       Change of applicable standards beginning on January 1, 2017

The International Accounting Standards Board (IASB) has published amendments to IAS 7, which intends to improve information provided to users of financial statements about Company’s financing activities. To check the required information, please refer to notes 5.2.

There were no more changes in standards adopted for the first time on January 1, 2017 which impact the Company and its subsidiaries.

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Nexa Resources S.A.

Notes to the consolidated financial statements

at December 31, 2017

All amounts in thousands of US dollars, unless otherwise stated

(b)                      New standards and interpretations not yet adopted

IFRS 9 - “Financial instruments: Recognition and measurement”

Main aspects introduced by the standard

In July 2014, the IASB issued the final version of IFRS 9 – “Financial Instruments” which replaces IAS 39 and all previous versions of IFRS 9. IFRS 9 brings together all three aspects of the accounting for financial instruments project, which are classification and measurements, impairment, and hedge accounting. IFRS 9 is effective for annual periods beginning on or after January 1, 2018.

Impacts of adoption

The Company assessed the changes introduced by the standard and concluded that its adoption will not bring significant impacts, mainly regarding the measurement of the financial instruments when compared to the principles of the IAS 39. The main impacts are related to the financial asset’s classification. Once IFRS 9 has changed the categories for classification of the financial assets, eliminating the categories held-to-maturity, loans and receivables and available for sale, the financial assets will be classified in one of the following categories: at amortized cost, at fair value through other comprehensive income or, at fair value through profit or loss. Furthermore, some aspects regarding the presentation and the disclosure of the financial instruments in the financial statements might be changed in order to reflect the new concepts introduced by the IFRS 9.

IFRS 9 requires the utilization of an expected credit loss model for its trade receivables measured at amortized cost, either on a 12-month or lifetime basis. The Company will apply the simplified approach and record lifetime expected losses on all trade receivables measured at amortized cost. The Company expects these changes will not have a significant impact in the consolidated financial statements.

The changes introduced by the standard will not have significant impacts on how the Company accounts for hedge accounting transactions in its financial statements.

IFRS 15 – “Revenue from contracts with customers”

Main impacts introduced by the standard

IFRS 15 issued in May 2014, and amended in April 2016, establishes a single comprehensive model based on a five-step approach to account for revenue from contracts with customers. Under IFRS 15, revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer.

Impacts of adoption

The Company assessed the principles and changes introduced by the new standard and concluded that its adoption will not bring significant impacts on the timing and measurement for the revenue recognition from contracts with customers. Furthermore, some aspects regarding the presentation and the disclosure related to revenue recognition in the financial statements might be changed in order to reflect the new concepts introduced by IFRS 15.

22 of 78

Nexa Resources S.A.

Notes to the consolidated financial statements

at December 31, 2017

All amounts in thousands of US dollars, unless otherwise stated

IFRS 16 - “Leases”

Main impacts introduced by the standard

In January 2016, the IASB issued IFRS 16, which replaces IAS 17 – “Leases” and related interpretations. The IFRS 16 set forth that in all leases with a maturity of more than 12 months, with limited exceptions, the lessee must recognize the lease liability in the balance sheet at the present value of the payments, plus cost directly allocated and at the same time that it recognizes a right of use corresponding to the asset. During the term of the lease, the lease liability is adjusted to reflect interest and payment made and the right to use is amortized, similar to the financial lease settled up in accordance with IAS 17.

The standard is effective for accounting periods beginning on or after January 1, 2019 with early adoption permitted if IFRS 15 “Revenue from Contracts with Customers” has been adopted.

Impacts of adoption

The Company’s assessment of the impact of adoption of the standard is in progress. The assessment is being carried-out in order to identify the impacts mainly related to leases of offices, machinery and equipment, as well as other contracts that may be impacted by the standard.

There are no other IFRSs or IFRIC interpretations that are not yet effective that would be expected to have a material impact on the Company’s consolidated financial statements.

4                               Critical accounting estimates and judgments

Based on assumptions, NEXA and its subsidiaries makes estimates concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing material adjustments to the carrying amounts of assets and liabilities within the next financial year are described in the respective note.

5                               Financial risk management

5.1                    Financial risk factors

The Company’s activities expose it to a variety of financial risks: a) market risk (including currency risk, interest rate risk and commodities risk); b) credit risk; and c) liquidity risk.

A significant portion of the products sold by the Company are commodities, with prices pegged to international indexes and denominated in US Dollars. Part of the costs of production, however, is denominated in Brazilian Reais and Peruvian Soles, and therefore, there is a mismatch of currencies between revenue and costs. Additionally, the Company has debts linked to different indexes and currencies, which may impact its cash flow.

In order to mitigate the potential adverse effects of each financial risk factor, the Company adopted a Financial Risk Management Policy, that establish governance and guidelines for the financial risk management process, as well as metrics for measurement and monitoring. This policy establishes guidelines and rules for: (i) Commodities Exposure Management, (ii) Foreign Exchange Exposure Management, (iii) Interest Rate Exposure Management, (iv) Issuers and Counterparties Risk Management, and (v) Liquidity and Financial Indebtedness Management. All strategies and proposals must comply with the Financial Risk Management Policy guidelines and rules, be

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Nexa Resources S.A.

Notes to the consolidated financial statements

at December 31, 2017

All amounts in thousands of US dollars, unless otherwise stated

presented to and discussed with the Finance Committee, and, when applicable, submitted for the approval of the Board of Directors, under the governance structure described in the Financial Risk Management Policy.

(a)                       Market risk

The purpose of the market risk management process is to protect the Company’s cash flow against adverse events, such as fluctuations in exchange rates, commodity prices and interest rates.

(i)                          Foreign exchange risk

Foreign exchange risk is managed through using the Company’s Financial Risk Management Policy, which states that the objectives of derivative transactions are to reduce cash flow volatility, hedge against foreign exchange exposure and minimize currency mismatches.

The US Dollar is the Company’s functional currency, and all actions related to the market risk management process are intended to hedge cash flow in this currency, maintain the ability to pay financial obligations, and comply with liquidity and indebtedness levels defined by management.

Presented below are the financial assets and liabilities in foreign currencies at the end of the reporting year – these mainly result from the foreign operations of the subsidiary NEXA BR for which the functional currency is the Brazilian Real.

	2017	2016
Assets denominated in foreign currency
Cash, cash equivalents and financial investments	229,876	154,693
Derivative financial instruments	4,280	10,005
Trade accounts receivable	66,834	45,194
	300,990	209,892

Liabilities denominated in foreign currency
Loans and financing	161,706	95,124
Derivative financial instruments	3,634	-
Trade payables	78,286	61,075
	243,626	156,199
Net exposure	57,364	53,693

(ii)                      Cash flow and fair value risk associated with interest rates

The Company’s interest rate risk arises mainly from long-term loans. Loans at variable rates expose the Company to cash flow interest rate risk. Loans at fixed rates expose the Company to fair value risk associated with interest rates. For further information related to the interest rates, see note 16.

The Company’s Financial Risk Management Policy establishes guidelines and rules to hedge against fluctuations in interest rates that impact the cash flow of the Company and its subsidiaries.  Exposure to each interest rate is projected until the maturity of the assets and liabilities exposed to this index.

Occasionally the Company enters into floating to fixed interest rate swaps to manage its cash flow interest rate risk.

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Nexa Resources S.A.

Notes to the consolidated financial statements

at December 31, 2017

All amounts in thousands of US dollars, unless otherwise stated

(iii)                  Commodity price risk

This risk is related to the volatility in the prices of the Company’s commodities. Prices fluctuate depending on demand, production capacity, producers’ inventory levels, the commercial strategies adopted by large producers, and the availability of substitutes for these products in the global market.

The Company’s Financial Risk Management Policy establishes guidelines to mitigate the risk of fluctuations in commodity prices that could impact the cash flow of the Company’s operating subsidiaries. The exposure to the price of each commodity considers the monthly projections of production, purchases of inputs and the maturity flows of hedges associated with them.

Hedge transactions are classified into the following categories:

(i.1)                           Fixed price commercial transactions (Customer Hedge) - hedging transaction that converts sales at fixed prices to floating prices in commercial transactions with customers interested in purchasing products at fixed prices. The purpose of this strategy is to maintain the revenue flow of the business unit with prices linked to the LME prices. These operations usually relate to purchases of zinc for future settlement on the over-the-counter market.

(i.2)                           Hedges for mismatches of “quotation periods” (Book Hedge) - hedges that set prices for the different “quotation periods” between the purchases of certain inputs (metal concentrate) and the sale of products arising from the processing of these inputs, or different “quotation periods” between the purchase and the sale of the same product. These operations usually relate to purchases and sales of zinc and silver for future trading on the over-the-counter market.

(i.3)                           Hedges for “operating margin” (Strategic Hedge) - derivatives contracted to reduce the volatility of the cash flow from its zinc, copper and silver operations. With a view to ensuring a fixed operating margin in Reais for a portion of the Brazilian production of metals, the mitigation of risks is carried out through the sale of zinc forward contracts with the sale of US Dollar forward contracts.

(b)                      Credit risk

Derivative financial instruments, term deposits, Bank Deposit Certificates (“CDB”) and repurchase transactions backed by debentures and government securities create exposure to credit risk with respect to the counterparties and issuers. The Company has a policy of making deposits in financial institutions that have, at least, a rating from two of the following international rating agencies: Fitch ratings, Moody’s or Standard & Poor’s. The minimum rating required for counterparties is A+ (local rating scale) or BBB- (global rating scale) (Note 7). In the specific case of financial institutions in Peru that only global rating assessments are available, it will be eligible provided it has rating “BBB-” at least by one rating agency.

The pre-settlement risk methodology is used to assess counterparty risks in derivative transactions. This methodology consists of determining the risk associated with the likelihood (via Monte Carlo simulations) of a counterparty not honoring the financial commitments defined by contract. The use of this methodology was approved by the Board of Directors.

The credit quality of financial assets is disclosed in Note 7. The ratings disclosed in this Note are always the most conservative ratings of the referred agencies.

In the case of credit risk arising from customer credit exposure, the Company assesses the credit

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Nexa Resources S.A.

Notes to the consolidated financial statements

at December 31, 2017

All amounts in thousands of US dollars, unless otherwise stated

quality of the customer, taking into account mainly the history of the relationship and financial indicators defining individual credit limits, which are continuously monitored. The Company recognizes a provision for uncollectible trade receivables whenever necessary.

The provision for uncollectible trade receivables is recorded at an amount sufficient to cover probable losses on the collection of trade accounts receivable and is charged to “Selling expenses”.

The Company performs initial analyses of customer credit and, when deemed necessary, guarantees or letters of credit are obtained to safeguard the Company’s interests. Additionally, most export sales to the United States, Europe and Asia are collateralized by letters of credit and credit insurance.

(c)                       Liquidity risk

This risk is managed through the Company’s Financial Risk Management Policy, which aims to ensure the availability of sufficient net funds to meet the Company’s financial commitments. The main liquidity measurement and monitoring instrument is the cash flow projection, using a minimum projection period of 12 months from the benchmark date.

The table below analyzes the Company’s non-derivative financial liabilities and derivative financial assets and liabilities to be settled by the Company based on their maturity (the remaining period from the balance sheet up to the contractual maturity date). Derivative financial liabilities are included in the analysis if their contractual maturities are essential to understand the timing of cash flow.

The amounts disclosed in the table represent the estimated future cash flow, which include interest to be incurred and, accordingly, do not reconcile directly with the amounts recorded in the balance sheet for loans and financing, related parties and use of public assets.

	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	Over 5 years	Total
At December 31, 2017
Loans and financing	102,294	373,324	236,927	1,228,474	1,941,018
Derivative financial instruments	12,588	2,449	-	-	15,037
Trade payables	329,814	-	-	-	329,814
Confirming payable	111,024	-	-	-	111,024
Salaries and payroll charges	79,798	-	-	-	79,798
Dividends payable	4,138	-	-	-	4,138
Related parties	87,686	2,238	-	-	89,924
Provisions - Asset Retirement Obligation	7,526	53,429	33,186	237,788	331,929
Use of public assets	1,740	3,755	4,233	45,309	55,037
	736,607	435,195	274,346	1,511,571	2,957,719

At December 31, 2016
Loans and financing	104,191	438,569	432,587	375,480	1,350,827
Derivative financial instruments	37,458	-	-	-	37,458
Trade payables	282,241	-	-	-	282,241
Confirming payable	102,287	-	-	-	102,287
Salaries and payroll charges	70,022	-	-	-	70,022
Dividends payable	7,185	-	-	-	7,185
Related parties	222,917	7,596	-	-	230,513
Provisions - Asset Retirement Obligation	33,143	25,296	35,813	123,827	218,079
Use of public assets	1,754	3,832	4,319	51,449	61,354
	861,198	475,293	472,719	550,756	2,359,966

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Nexa Resources S.A.

Notes to the consolidated financial statements

at December 31, 2017

All amounts in thousands of US dollars, unless otherwise stated

5.2                    Capital management

The Company’s objectives when managing its capital structure are to ensure that the Company can consistently provide returns for shareholders and benefits for other stakeholders and to reduce the cost of capital by maintaining an optimal capital structure.

In order to maintain or adjust the capital structure of the Company, management can make, or may propose to the Board of Directors or to the shareholders when their approval is required, adjustments to the amounts of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt, for example.

One of the important indicators through which the Company monitors its capital is the gearing ratio, calculated as net debt divided by Adjusted EBITDA.

Net debt is defined as (i) loans and financing, less (ii) cash and cash equivalents, less (iii) financial investments, plus or less (iv) the fair value of derivative financial instruments.

The Adjusted EBITDA is defined as (i) profit (loss) for the year, plus (ii) profit (loss) from results of associates, plus (iii) depreciation and amortization, plus/less (iv) net financial results, plus/less (v) tax on income, less (vi) gain on sale of investment (loss), plus (vii) impairment of other assets, plus/less (viii) (reversion) impairment of property, plants and equipment. In addition, management may exclude non cash and non-recurring items considered exceptional from the measurement of Adjusted EBITDA.

Net debt and Adjusted EBITDA measures should not be considered in isolation or as a substitute for profit (loss) or operating profit, as indicators of operating performance, or as alternatives to cash flow as measures of liquidity. Additionally, the management calculation of Adjusted EBITDA may be different from the calculation used by other companies, including competitors in the mining and smelting industry, so these measures may not be comparable to those of other companies.

The net debt ratio is as follows:

	Note	2017	2016	2015

Loans and financing	16	1,447,299	1,144,385	1,056,210
Cash and cash equivalents	8	(1,019,037)	(915,576)	(621,415)
Derivative financial instruments	5.4	3,260	16,718	(10,105)
Financial investments	9	(206,547)	(119,498)	(57,856)
Net debt (A)		224,975	126,029	366,834

Profit for the year		165,265	110,509	(139,796)
Plus (less):
Results of investees		(60)	158	256
Results of investees - Discontinued operations		-	-	318
Depreciation and amortization	14 and 15	270,454	275,034	295,258
Net financial results	29	130,181	(79,081)	341,931
Taxes on income	20 (a)	106,194	98,383	(38,779)
EBITDA		672,034	405,003	459,188

Exceptional items
Gains on sales of investments	28	(4,588)	(408)	-
Impairment of other assets		73	308	-
(Reversal) Impairment - property, plant, equipment	28	-	(979)	8,574
Adjusted EBITDA (B)		667,519	403,924	467,762
Gearing ratio (A/B)		0.34	0.31	0.78

The net debt reconciliation is as follows:

	Cash and cash equivalents	Financial investments	Derivative financial instruments	Loans and financing	Net debt
Net debt as at 1 January 2017	(915,576)	(119,498)	16,718	1,144,385	126,029
Cash flows	(103,413)	(65,661)	39,006	236,306	106,238
Foreign exchange ajustments	(48)	-	-	(2,873)	(2,921)
Other non-cash movements	-	(21,388)	(52,464)	69,481	(4,371)
Net debt as at 31 December 2017	(1,019,037)	(206,547)	3,260	1,447,299	224,975

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Nexa Resources S.A.

Notes to the consolidated financial statements

at December 31, 2017

All amounts in thousands of US dollars, unless otherwise stated

5.3                    Fair value estimates

Critical accounting estimates and judgments

The fair values of financial instruments that are not traded in an active market is determined using valuation techniques. The Company uses judgment to select among a variety of methods and makes assumptions that are mainly based on market conditions existing at the end of each reporting period.

(a)                       Analysis

The carrying amounts of trade accounts receivable, less a provision for uncollectible trade receivables, and of trade accounts payable, confirming payables and advances from customers approximate their fair values. The fair value of financial liabilities for disclosure purposes are estimated by discounting the future contractual cash flow at the current market interest rate.

The main financial instruments and the assumptions made by the Company for their valuation are described below:

•                            Cash and cash equivalents, financial investments, trade accounts receivable and other current assets - considering their nature and terms, the carrying amounts approximate their realizable values, due to their short-term duration.

•                            Financial liabilities - these instruments are subject to the usual market interest rates. The market value was based on the present value of expected future cash disbursement, at interest rates currently available for debt with similar maturities and terms.

•                            Derivative financial instruments – the fair value of the derivative instruments used by the Company for hedging transactions are evaluated by calculating their present value through yield curves at the closing dates. The curves and prices used in the calculation for each group of instruments are developed based on data from B3 (formerly BM&FBOVESPA), Central Bank of Brazil, London Metals Exchange and Bloomberg. When there is no price for the desired maturity, NEXA uses an interpolation between the available maturities.

o                                    Swap contracts - the present value of both the assets and liabilities are calculated through the discount of forecasted cash flow by the interest rate of the currency in which the swap is denominated. The difference between the present value of the assets and the liabilities generates its fair value.

o                                    Forward contracts – the present value is estimated discounting the notional amount multiplied by the difference between the future price in the reference date and contracted price. The future price is calculated using the convenience yield of the underlying asset. It is common to use Asian Non-deliverable Forwards for hedging Non-Ferrous Metals positions. Asian contracts are derivatives which the underlying is the average price of certain asset over a range of days.

Fair value hierarchy

The Company discloses fair value measurements based on their level of the following fair value measurement hierarchy:

•                            Quoted prices (unadjusted) in active markets for identical assets and liabilities (Level 1).

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Nexa Resources S.A.

Notes to the consolidated financial statements

at December 31, 2017

All amounts in thousands of US dollars, unless otherwise stated

•                            Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (Level 2).

•                            Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (Level 3). In December 31, 2017, there were not any financial assets and liabilities carried at fair value classified as Level 3.

At December 31, the financial assets and liabilities carried at fair value were classified as Level 1 and 2 in the fair value measurement hierarchy, see classification as follows:

		2017
	Note	Fair value measured based on

		Price quoted in an active market	Valuation technique supported by observable prices
		Level 1	Level 2	Total fair value
Assets
Cash and cash equivalents	8	1,019,037	-	1,019,037
Financial investments	9	134,168	72,379	206,547
Derivative financial instruments	5.4	-	11,777	11,777
		1,153,205	84,156	1,237,361

Liabilities
Loans and financing	16 (a)	1,120,901	414,231	1,535,132
Derivative financial instruments	5.4	-	15,037	15,037
		1,120,901	429,268	1,550,169

		2016
	Note	Fair value measured based on

		Price quoted in an active market	Valuation technique supported by observable prices
		Level 1	Level 2	Total fair value
Assets
Cash and cash equivalents	8	915,576	-	915,576
Financial investments	9	65,964	53,534	119,498
Derivative financial instruments	5.4	-	20,740	20,740
		981,540	74,274	1,055,814

Liabilities
Loans and financing	16 (a)	342,156	808,729	1,150,885
Derivative financial instruments	5.4	-	37,458	37,458
		342,156	846,187	1,188,343

(i)                                    Financial instruments - Level 1

The fair value of financial instruments traded in active markets (such as trading securities and available-for-sale securities) are based on quoted market prices at the balance sheet date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by the Company is the current bid price. These instruments are included in Level 1. Instruments included in Level 1 primarily include investments in federal government securities classified as trading securities or available-for-sale securities.

(ii)                      Financial instruments - Level 2

The fair value of financial instruments not traded in an active market (for example, over-the-counter derivatives) are determined using valuation techniques. These valuation techniques

29 of 78

Nexa Resources S.A.

Notes to the consolidated financial statements

at December 31, 2017

All amounts in thousands of US dollars, unless otherwise stated

maximize the use of observable market data where it is available and rely as little as possible on entity-specific estimates. If all of the significant inputs required to identify the fair value of an instrument are observable, the instrument is included in Level 2.

Specific valuation techniques used to value financial instruments include:

•                            Quoted market prices or dealer quotes for similar instruments are used where available;

•                            The fair values of interest rate swaps are calculated at the present value of the estimated future cash flow based on observable yield curves;

•                            The fair value of forward foreign exchange contracts is determined using forward exchange rates at the balance sheet date, with the resulting value discounted to present value;

•                            Other techniques, such as discounted cash flow analysis, are used to determine the fair value for the remaining financial instruments.

There were no transfers between Levels 1 and 2 during the year. There is no financial items valued using level 3.

5.4                    Derivatives

Accounting policy

Derivatives are initially recognized at fair value as at the date on which a derivative contract is entered into and are subsequently measured again at fair value. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, in the case of adoption of hedge accounting, and if so, the nature of the item being hedged. The Company adopts the hedge accounting procedure and designates certain derivatives as either:

•                            Hedges of the fair value of recognized assets or liabilities or a firm commitment (fair value hedge); or

•                            Hedges of a particular risk associated with a recognized asset or liability or a highly probable forecast transaction (cash flow hedge).

The Company documents at the inception of the hedging transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. The Company also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions have been, and will continue to be, highly effective in offsetting changes in the fair value or cash flow of hedged items.

The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedged item is more than 12 months, and as a current asset or liability when the remaining maturity of the hedged item is less than 12 months.

(i)                          Cash flow hedge

To ensure a fixed operating margin for a part of its production, the Company contracts derivative financial instruments for the forward sale of each commodity (zinc, copper and silver), and for NEXA BR, which has Reais as its functional currency, derivative financial instruments also includes the forward sale of US Dollars. The Company adopts hedge accounting for derivative instruments

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Nexa Resources S.A.

Notes to the consolidated financial statements

at December 31, 2017

All amounts in thousands of US dollars, unless otherwise stated

contracted for hedging purposes. The effective portion of the changes in fair value of derivatives that are designated and qualify as cash flow hedges is recognized in equity, recorded in “Accumulated other comprehensive income (loss)”. Gains and losses related to the non-effective portion are immediately recognized as “Other operating expenses, net”. The amounts recognized in equity are taken to the income statement upon realization of the hedged exports and/or sales referenced to the LME price.

Amounts accumulated in shareholders’ equity are reclassified to profit or loss in the periods when the hedged item affects the profit or loss (for example, when the forecast sale that is being hedged takes place).  The gain or loss relating to the effective portion of interest rate swaps hedging variable rate borrowing is recognized in the income statement within “Net financial results”.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement within “Other operating expenses, net”.

(ii)                      Fair value hedge

The Group has entered into commodities prices forwards that are fair value hedges for LME fluctuation risk arising from its firm commitments for purchases and sales of such commodities. The Company adopts hedge accounting for derivative instruments contracted for hedging purposes. Changes in the fair values of derivatives that are designated and qualify as fair value hedges are recorded in “Other operating expenses, net”. The change in the fair value of the hedged item is also recorded in “Other operating expenses, net”.

(iii)                  Derivatives carried at fair value through profit or loss

Certain derivative instruments do not qualify for hedge accounting. Changes in the fair values of any of these derivative instruments are recognized immediately in the income statement within “Other operating expenses, net”. Instruments not qualifying as hedges that are intended to hedge fluctuations in interest rates are classified in “Net financial results”.

(a)                       Analysis

All derivative transactions were carried out on the over-the-counter market and the Company has the following hedge programs in place:

•                            Hedging program for sales of zinc at a fixed price (Customer Hedge) - hedging transaction that converts sales at fixed prices to floating prices in commercial transactions with customers interested in purchasing products at fixed prices. The purpose of this strategy is to maintain the revenue flow of the business unit with prices linked to the LME prices. These operations usually relate to purchases of zinc for future settlement on the over-the-counter market.

•                            Hedging program for mismatches of quotation periods (Book Hedge) - this program hedges the different “quotation periods” between the purchases of certain inputs (metal concentrate) and sales of products arising from the processing of these inputs, or different “quotation periods” between the purchase and the sale of the same product. These operations usually relate to purchases and sales of zinc and silver for future trading on the over-the-counter market.

31 of 78

Nexa Resources S.A. Notes to the consolidated financial statements at December 31, 2017 All amounts in thousands of US dollars, unless otherwise stated

•                  Hedging program for the operating margins of metals (Strategic Hedge) - derivatives contracted to reduce the volatility of the cash flow from its zinc, copper and silver operations. With a view to ensuring a fixed operating margin in Reais for a portion of the Brazilian production of metals, the mitigation of risks is carried out through the sale of zinc forward contracts, with the sale of US Dollar forward contracts.

The table below summarizes the derivative financial instruments and the underlying hedged items as at 31 December:

	Principal					Fair value	Realized gain (loss)	Fair value by maturity
Program	2017	2016	per unit	Average terms (days)	2017	2016	2017	2018	2019	2020

Hedging instrument for sales of zinc at a fixed price
Zinc forward	2,230	615	ton	127	603	369	1,288	589	14	-
					603	369	1,288	589	14	-
Hedging instrument for mismatches of quotation periods
Zinc forward	240,747	146,515	ton	23	(4,304)	4,471	(2,183)	(4,304)	-	-
Silver forward	238	-	k oz	17	196	-	(24)	196	-	-
					(4,108)	4,471	(2,207)	(4,108)	-	-
Hedging instrument for the operating margin of metals
Zinc forward	-	10,790	-	-	-	(7,110)	-	-	-	-
US Dollar forward	-	8,039	-	-	-	1,784	-	-	-	-
					-	(5,326)	-	-	-	-
Hedging instrument for interest rates in US Dollar
LIBOR floating rate vs. US Dollar fixed rate swaps	31,393	-	USD	849	646	-	(1,200)	(1,186)	(1,543)	3,375
					646	-	(1,200)	(1,186)	(1,543)	3,375

Total (assets and liabilities, net)					(2,859)	(486)	(2,119)	(4,705)	(1,529)	3,375

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Nexa Resources S.A. Notes to the consolidated financial statements at December 31, 2017 All amounts in thousands of US dollars, unless otherwise stated

The table below presents a summary of hedge accounting derivatives operations and their fair values:

		Principal				Fair value	Realized gain (loss)	Fair value by maturity
Program	2017	2016	per unit	Average terms (days)	2017	2016	2017	2018

Hedging instruments for mismatches of quotation periods - Fair value
Zinc forward	87,693	22,390	ton	43	(3,319)	32	(12,310)	(3,319)
					(3,319)	32	(12,310)	(3,319)

Hedging instruments for mismatches of quotation periods - Cash flow
Zinc forward	58,800	43,294	ton	47	2,986	(1,728)	4,450	2,986
Silver forward	265	-	k oz	58	(68)	-	(94)	(68)
					2,918	(1,728)	4,356	2,918

Hedge accounting - Cash flow hedge
Zinc forward	-	94,559	-	-	-	(22,967)	(43,898)	-
Copper forward	-	540	-	-	-	210	(171)	-
US Dollar forward	-	93,467	-	-	-	8,221	15,134	-
					-	(14,536)	(28,935)	-

					(401)	(16,232)	(36,889)	(401)

Current assets					7,483	20,740
Non-current assets					4,294	-
Current liabilities					(12,588)	(37,458)
Non-current liabilities					(2,449)	-
					(3,260)	(16,718)

33 of 78

Nexa Resources S.A. Notes to the consolidated financial statements at December 31, 2017 All amounts in thousands of US dollars, unless otherwise stated

5.5                    Sensitivity analysis

Presented below is a sensitivity analysis of the main risk factors that affect the pricing of the outstanding financial instruments relating to cash and cash equivalents, financial investments, loans and financing, and derivative financial instruments. The main sensitivities are the exposure to the fluctuations of the US Dollar exchange rate, the London Interbank Offered Rate (LIBOR) and Interbank Deposit Certificate (CDI) interest rates, the US Dollar coupon and the commodity prices. The scenarios for these factors are prepared using market sources and other relevant sources, in compliance with the Company’s policies.

The scenarios at December 31, 2017 are described below:

•                                Scenario I: considers a change in the market forward yield curves and quotations as of December 31, 2017, according to the base scenario defined by the Company for March 31, 2018.

•                                Scenario II: considers a change of + or -25% in the market forward yield curves as of December 31, 2017.

•                                Scenario III: considers a change of + or -50% in the market forward yield curves as of December 31, 2017.

					Impacts on profit (loss)						Impacts on comprehensive income
					Scenario I		Scenarios II e III				Scenario I	Scenarios II e III
Risk factor	Cash and cash equivalents and financial investments	Loans and financing	Principal of derivative financial instruments	Unit	Changes from 2017	Results of scenario I	-25%	-50%	+25%	+50%	Results of scenario I	-25%	-50%	+25%	+50%

Exchange variation rate
USD	11,339	40,274	31,393	USD	-3.81%	(153)	(3,328)	(17,218)	(897)	(3,906)	-	-	-	-	-
BRL	203,392	161,706	-	-	3.97%	-	-	-	-	-	6,127	53,441	156,447	(28,963)	(49,564)
EUR	1,692	-	-	EUR	-1.66%	(28)	(423)	(846)	423	846	-	-	-	-	-
PEN	22,830	-	-	PEN	0.68%	155	(5,707)	(11,415)	5,707	11,415	-	-	-	-	-

Interest rates
BRL - CDI	202,311	70,720	103,849	BRL	0 bps	-	(2,029)	(4,044)	2,043	4,098
USD - LIBOR	-	130,610	1,282,900	USD	-2 bps	14	217	435	(217)	(435)	(0)	(6)	(12)	6	12
US Dollar coupon	-	-	31,393	USD	3 bps	(21)	515	1,047	(499)	(981)	-	-	-	-	-

Price - commodities
Zinc	-	-	389,470	ton	-2.90%	13,073	51,744	103,488	(51,744)	(103,488)	(580)	(2,297)	(4,594)	2,297	4,594
Silver	-	-	503	k oz	5.20%	(9)	281	562	(281)	(562)	(36)	1,124	2,248	(1,124)	(2,248)

The figures presented in USD refer to derivatives whose functional currency is different from the U.S. Dollar.

34 of 78

Nexa Resources S.A. Notes to the consolidated financial statements at December 31, 2017 All amounts in thousands of US dollars, unless otherwise stated

5.6                    Value and type of margins pledged in guarantee

The derivative transactions entered into by the Company are not subject to collateral deposits, margin calls or any other type of guarantee or similar mechanism.

6                               Financial instruments by category

Accounting policy

Normal purchases and sales of financial assets are recognized on the trade date – the date on which the Company commits to purchase or sell the asset. Investments are initially recognized at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss, if any, are initially recognized at fair value, and transaction costs are expensed in the income statement.

Financial assets are derecognized when the rights to receive cash flow from the investments have expired or the Company has transferred substantially all of the risks and rewards of ownership. Financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables are carried at amortized cost using the effective interest rate method.

Gains or losses arising from changes in the fair value of the financial assets held for trading are presented in the income statement under “Net financial results” in the year in which they arise.

The fair values of quoted investments are based on current market prices.  If the market for a financial asset is not active, the Company establishes the fair value using valuation techniques. These include the use of recent arm’s length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, and option pricing models making maximum use of market inputs and relying as little as possible on entity-specific inputs.

The Company and its subsidiaries classify their financial assets under the following categories: at fair value through profit or loss (held for trading), held to maturity and loans and receivables. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets upon initial recognition.

(i)                                   Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if it was acquired principally for the purpose of selling in the short term. The changes are recognized in the income statement for the year within “Net financial results”. All financial assets in this category are classified as current assets.

Derivatives are also categorized as held for trading, unless they are designated as hedges.

(ii)                               Held to maturity

Investments in non-derivative marketable securities made by the Company with the ability and intention of being held to maturity, are classified as held to maturity investments and recorded at amortized cost. The Company assesses, at the balance sheet date, whether there is objective evidence that a financial asset or group of financial assets is impaired. If such evidence exists, a provision for the impairment of the asset is recorded.

35 of 78

Nexa Resources S.A. Notes to the consolidated financial statements at December 31, 2017 All amounts in thousands of US dollars, unless otherwise stated

(iii)                           Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.  They are included in current assets, except for those with maturities greater than 12 months after the end of the reporting period, which are classified as non-current assets. The Company’s loans and receivables are mainly comprised of “cash and cash equivalents” and “trade accounts receivable”.

(a)         Analysis

						2017
Assets per balance sheet	Note	Loans and receivables	Assets held for trading	Held-to- maturity investments	Derivatives used for hedging	Total
Cash and cash equivalents	8	1,019,037	-	-	-	1,019,037
Financial investments	9	-	206,547	-	-	206,547
Derivative financial instruments	5.4	-	8,811	-	2,966	11,777
Trade accounts receivable	10	182,713	-	-	-	182,713
Related parties	13	738	-	-	-	738
		1,202,488	215,358	-	2,966	1,420,812

						2017
Liabilities per balance sheet		Note	Liabilities at fair value through profit or loss	Derivatives used for hedging	Other financial liabilities	Total
Loans and financing		16	-	-	1,447,299	1,447,299
Derivative financial instruments		5.4	12,842	2,195	-	15,037
Trade payables			-	-	329,814	329,814
Confirming payable		17	-	-	111,024	111,024
Use of public assets		22	-	-	24,309	24,309
Related parties		13	-	-	89,924	89,924
			12,842	2,195	2,002,370	2,017,407

						2016
Assets per balance sheet	Note	Loans and receivables	Assets held for trading	Held-to- maturity investments	Derivatives used for hedging	Total
Cash and cash equivalents	8	915,576	-	-	-	915,576
Financial investments	9	-	119,498	-	-	119,498
Derivative financial instruments	5.4	-	6,649	-	14,091	20,740
Trade accounts receivable	10	120,062	-	-	-	120,062
Related parties	13	400,798	-	-	-	400,798
		1,436,436	126,147	-	14,091	1,576,674

						2016
Liabilities per balance sheet		Note	Liabilities at fair value through profit or loss	Derivatives used for hedging	Other financial liabilities	Total
Loans and financing		16	-	-	1,144,385	1,144,385
Derivative financial instruments		5.4	2,564	34,894	-	37,458
Trade payables			-	-	282,241	282,241
Confirming payable		17	-	-	102,287	102,287
Use of public assets		22	-	-	25,920	25,920
Related parties		13	-	-	230,513	230,513
			2,564	34,894	1,785,346	1,822,804

36 of 78

Nexa Resources S.A. Notes to the consolidated financial statements at December 31, 2017 All amounts in thousands of US dollars, unless otherwise stated

7                               Credit quality of financial assets

The following table reflects the credit quality of issuers and counterparties for transactions involving cash and cash equivalents, financial investments and derivative financial instruments:

			2017			2016
	Local rating	Global rating	Total	Local rating	Global rating	Total
Cash and cash equivalents
AA+	1,089	-	1,089	5,917	-	5,917
AA-	-	115,269	115,269	13,699	250,038	263,737
A+	-	172,052	172,052	4,919	109,544	114,463
A	-	235,445	235,445	-	65,398	65,398
A-	3	86,189	86,192	15,515	94,454	109,969
BBB+	-	96,436	96,436	75,952	20	75,972
BBB	-	110,733	110,733	121,111	209	121,320
BB	-	-	-	2,239	-	2,239
No rating	-	201,821	201,821	80,365	76,196	156,561
	1,092	1,017,945	1,019,037	319,717	595,859	915,576

Financial investments
AA+	17,111	-	17,111	-	-	-
AA-	180,127	4,238	184,365	113,732	-	113,732
A-	5,053	-	5,053	-	3,225	3,225
No rating	-	18	18	-	2,541	2,541
	202,291	4,238	206,547	113,732	3,225	119,498

Derivative financial instruments
AA-	4,769	3,634	8,403	5,511	-	5,511
A+	-	3,141	3,141	1,587	80	1,667
A	-	233	233	-	4,826	4,826
A-	-	-	-	-	8,736	8,736
	4,769	7,008	11,777	7,098	13,642	20,740
	208,152	1,029,191	1,237,361	440,547	612,726	1,053,273

The global ratings were obtained from the rating agencies Standard & Poor’s, Moody’s and Fitch ratings.

Global rating: Global ratings are related to commitments in foreign or local currency and, in both cases, they assess the capacity to honor these commitments, using a scale applicable on a global basis. Therefore, both ratings in foreign currency and in local currency are internationally comparable ratings.

8                              Cash and cash equivalents

Accounting policy

Cash and cash equivalents includes cash, bank deposits, and highly liquid short-term investments (investments with an original maturity less than 90 days), which are readily convertible into a known amount of cash and subject to an immaterial risk of changes in value and bank overdrafts. Bank overdrafts are shown within loans and financing in current liabilities in the balance sheet.

(a)                      Composition

	2017	2016
Cash and banks	319,920	338,054
Term deposits	699,117	577,522
	1,019,037	915,576

37 of 78

Nexa Resources S.A. Notes to the consolidated financial statements at December 31, 2017 All amounts in thousands of US dollars, unless otherwise stated

9                               Financial investments

	2017	2016
Held for trading
Investment fund quotas (i)	138,945	95,504
Bank Deposit Certificate	42,067	15,042
Repurchase agreements	18,289	-
Credit Rights Investment Funds	5,053	4,682
Financial Treasury Bills	1,123	4,270
Other	1,070	-
	206,547	119,498

Investments in Brazil represent government and financial institution bonds, indexed to the interbank deposit rate.

(i)                           The shares held in the investment fund relate to a fund that is exclusively held by VSA and its subsidiaries and NEXA’s stake in this fund is 11% (2016: 8%). The composition of the investment fund’s portfolio is as follows (pro rata to the Company’s stake):

	2017	2016
Repurchase agreements - Public securities	131,999	60,803
Repurchase agreements	5,900	20,797
Bank Deposit Certificate	-	13,009
Financial Treasury Bills	1,046	891
Credit Right Investment Funds	-	4
	138,945	95,504

10                        Trade accounts receivable

Accounting policy

Trade accounts receivable are amounts due from customers for goods sold in the ordinary course of the Company’s business.

Trade accounts receivable are recognized initially at fair value and subsequently measured at amortized cost using the effective interest rate method, less a provision for uncollectible trade receivables. Trade accounts receivable from export sales are presented at the foreign exchange rates prevailing on the reporting date.

Credit risk can arise from non-performance by counterparties of their contractual obligations towards the Company. To ensure an effective evaluation of credit risk, management applies comprehensive procedures related to the application for credit granting and approvals, renewal of credit limits, continuous monitoring of credit exposure in relation to established limits and events that trigger requirements for secured payment terms. As part of the Company’s process, the credit exposures with all counterparties are regularly monitored and assessed on a timely basis.

The Company recognized provision for uncollectible trade receivables for notes overdue for more than 120 days, whose expectation of collection is unlikely, as well as for customers considered bankrupt or in judicial reorganization.

38 of 78

Nexa Resources S.A.

Notes to the consolidated financial statements

at December 31, 2017

All amounts in thousands of US dollars, unless otherwise stated

(a)                                 Composition

	Note	2017	2016
Trade receivables		181,084	115,291
Related parties	13	3,775	6,389
Provision for uncollectible trade receivables		(2,146)	(1,618)
		182,713	120,062

(b)                                Changes in the provision for uncollectible trade receivables

	2017	2016
Balance at the beginning of the year	(1,618)	(2,047)
Reversals (additions), net	(521)	653
Exchange variation losses	(7)	(224)
Balance at the end of the year	(2,146)	(1,618)

The additions to the provision for uncollectible trade receivables have been included in “selling expenses”. Amounts charged to the provision for uncollectible trade receivables are generally written off when there is no expectation of recovering additional cash.

(c)                       Analysis by currency

	2017	2016
Brazilian Real	66,486	44,924
US Dollar	115,879	74,868
Other	348	270
	182,713	120,062

(d)                      Aging of accounts receivable

	2017	2016
To fall due	163,196	113,155
Up to 3 months	19,775	6,054
From 3 to 6 months	914	1,169
Over 6 months	974	1,302
	184,859	121,680
Provision for uncollectible trade receivables	(2,146)	(1,618)
	182,713	120,062

11                        Inventory

Accounting policy

Inventory is stated at the lower of cost and net realizable value. Cost is determined using the weighted average cost method. The cost of finished goods and work in progress comprises raw materials, direct labor, other direct costs and related production overheads (based on normal operating capacity). The net realizable value is the estimated selling price in the ordinary course of business, less any additional selling expenses.  Imports in transit are stated at the accumulated cost of each import.

The Company, at least once a year, counts its physical inventory of goods to ensure that the physical balances and the recorded balances are the same. Any adjustment to be performed is booked under “Cost of products sold”.

39 of 78

Nexa Resources S.A.

Notes to the consolidated financial statements

at December 31, 2017

All amounts in thousands of US dollars, unless otherwise stated

(a)                                 Composition

	2017	2016
Finished products	106,026	121,969
Semi-finished products	85,458	65,054
Raw materials	30,128	17,511
Auxiliary materials and consumables	81,261	104,972
Imports in transit	41,878	20,631
Other	863	15
Provision for obsolete and slow-moving inventory	(20,736)	(38,384)
	324,878	291,768

The Company had no inventory pledged as collateral for any of its liabilities.

(b)                      Changes in the provision for obsolete and slow-moving inventory

	2017					2016

	Finished products	Semi- finished products	Raw materials	Auxiliary materials and consumables	Total	Total
Balance at the beginning of the year	(768)	(10,167)	(153)	(27,296)	(38,384)	(36,985)
Reversals (additions), net	727	(2)	(63)	16,773	17,435	3,090
Exchange variation gains (losses)	1	150	2	60	213	(4,489)
Balance at the end of the year	(40)	(10,019)	(214)	(10,463)	(20,736)	(38,384)

12                        Taxes recoverable

	2017	2016
Value-added Tax on Sales and Services	50,616	64,428
Corporate taxes on Net Income	25,165	34,130
Social Contribution on Revenue	18,824	16,831
Social Integration Program	4,302	3,959
Other	13,737	10,384
	112,644	129,732
Current	80,134	102,996
Non-current	32,510	26,736
	112,644	129,732

40 of 78

Nexa Resources S.A.

Notes to the consolidated financial statements

at December 31, 2017

All amounts in thousands of US dollars, unless otherwise stated

13                        Related parties

	Trade accounts receivable		Non-current assets		Trade payables		Dividends payable		Current and non-current liabilities
	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016
Parent
Votorantim S.A. (i)	8	75	3	3	336	257	-	-	87,686	52,873

Related parties
Companhia Brasileira de Alumínio (ii)	1,843	3,847	-	399,725	5,246	9,064	-	2,423	13	5,614
Votorantim Cimentos S.A.	1,696	1,891	735	750	47	24	-	-	-	-
Other	228	576	-	320	1,414	680	655	-	2,225	1,956
Non-controlling interests (iii)	-	-	-	-		-	3,483	4,762	-	170,070
	3,775	6,389	738	400,798	7,043	10,025	4,138	7,185	89,924	230,513

Current	3,775	6,389		-	7,043	10,025	4,138	7,185	87,686	222,917
Non-current		-	738	400,798		-	-	-	2,238	7,596
	3,775	6,389	738	400,798	7,043	10,025	4,138	7,185	89,924	230,513

(i)                           The compensation to VSA of an amount equivalent to the economic benefits derived from the Energy Assets was calculated based on the difference between a predetermined comparable market rate and the cost of producing the energy consumed by the Brazilian subsidiaries, resulting in an additional liability of US$24,928 for the period January to June 2017 (and US$ 52,873 in 2016). In addition, an accrual of US$ 62,733 was recorded, due to the right to retain the Energy Assets, as described in note 1 (vii), and the Energy Assets compensation related to December 2016 was paid, as described in note 1 (iii);

(ii)                        CBA liquidated the amount related to the transaction mentioned in note 1 (i);

(iii)                     The responsibility of the put option that had been granted by the Company to the minority shareholders amounting US$ 170,070 was transferred to VSA, as per note 1 (vi). After the IPO, the obligation expired as part of the termination of the shareholders’ agreement.

41 of 78

Nexa Resources S.A.

Notes to the consolidated financial statements

at December 31, 2017

All amounts in thousands of US dollars, unless otherwise stated

	Sales			Purchases			Financial results
	2017	(Revised) 2016	(Revised) 2015	2017	(Revised) 2016	(Revised) 2015	2017	(Revised) 2016	(Revised) 2015

Related parties
Companhia Brasileira de Alumínio	2,125	70	23	42,434	31,162	3,924	1,012	3,582	-
Votoratim Metais S.A. (i)	-	-	-	-	51	29	-	3,583	5,702
Votener - Votorantim Comercializadora de Energia Ltda.	-	-	12,436	13,510	13,400	28,869	-	-	-
Votorantim Cimentos S.A.	138	45	73	365	273	338	-	-	-
Other	-	2,856	1,265	1,134	1,427	9,755	-	-	-
	2,263	2,971	13,797	57,443	46,313	42,915	1,012	7,165	5,702

(i) Votorantim Metais S.A. was merged into CBA in July 2016.

42 of 78

Nexa Resources S.A.

Notes to the consolidated financial statements

at December 31, 2017

All amounts in thousands of US dollars, unless otherwise stated

(a)                       Key management compensation

Key management includes the members of the Company’s global executive team and Board of Directors. Key management compensation, including all benefits, was as follows:

	2017	2016
Short-term benefits to managers	6,668	7,310
Other long-term benefits to key management	1,162	1,686
	7,830	8,996

The short-term benefits above include fixed compensation (salaries and fees, paid vacations and 13th month salary), social charges (contribution to the Social Security system and severance indemnity fund) and short-term benefits under the Company’s variable compensation program. The other long-term benefits relate to the variable compensation program.

14                        Property, plant and equipment

Accounting policy

Property, plant and equipment are stated at the historical cost of acquisition or construction less accumulated depreciation. Historical cost includes expenditure that is directly attributable to the acquisition and construction of the qualifying assets.

Subsequent costs are included in the asset’s carrying amount, or recognized as a separate asset as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and they can be measured reliably. The carrying amounts of the replaced items or parts are derecognized.

All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred. The cost of major renovations is included in the carrying amount of the asset when it is probable that the Company will realize future economic benefits in excess of the original benchmark performance specifications of the existing asset. Renovations are depreciated over the remaining useful life of the related asset.

Land is not depreciated. Depreciation of other assets is calculated using the straight line method to reduce their costs to their residual values over their estimated useful lives.

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.

An asset’s carrying amount is written down immediately to the recoverable amount when it is greater than the estimated recoverable amount, in accordance with the criteria adopted by the Company in order to determine the recoverable amount.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within “Other operating expenses, net” in the income statement.

43 of 78

Nexa Resources S.A.

Notes to the consolidated financial statements

at December 31, 2017

All amounts in thousands of US dollars, unless otherwise stated

Leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under an operating lease (net of any incentive received from the lessor) are charged to the income statement on a straight line basis over the period of the lease.

The subsidiaries lease certain property, plant and equipment. Leases of property, plant and equipment, where the Company has substantially all the risks and rewards of ownership, are classified as finance leases. Finance leases are capitalized at the inception of the lease at the lower of the fair value of the leased item and the present value of the minimum lease payments.

Each lease payment is allocated between the liability and finance charges. The corresponding rental obligations, net of finance charges, are included in “Loans and financing”.

The interest element of the finance cost is charged to the income statement over the lease period so as to give a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases are depreciated over the shorter of the asset’s useful life and the lease term.

Impairment of non-financial assets

The Company assesses, at each reporting date, whether there is an indicator that an asset or cash generating unit (“CGU”) may be impaired. If any indication exists, such as volumes and prices reductions or unusual events that can affect the business for example, the Company estimates the asset’s or CGU’s recoverable amount. The recoverable amount is the higher of an asset’s or CGU’s fair value less cost of disposal and its value in use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case, the asset is tested as part of a larger CGU to which it belongs. If the carrying amount of an asset or CGU exceeds its recoverable amount, the asset or CGU is considered impaired and is written down to its recoverable amount. Non-financial assets other than goodwill that were adjusted due to impairment are subsequently reviewed for possible reversal of the impairment at each reporting date.

44 of 78

Nexa Resources S.A.

Notes to the consolidated financial statements

at December 31, 2017

All amounts in thousands of US dollars, unless otherwise stated

(a)                       Analysis

										2017
	Land and improvements	Dam and buildings	Machinery, equipment and facilities	Vehicles	Furniture and fixtures	Assets and projects under construction	Asset retirement obligation (ARO)	Mining projects	Other	Total
Balance at the beginning of the year
Cost	24,036	980,242	2,466,265	22,263	6,895	219,254	132,824	271,466	7,345	4,130,590
Accumulated depreciation	(257)	(435,372)	(1,485,939)	(20,440)	(4,443)	-	(96,108)	(102,828)	(6,741)	(2,152,128)
Net balance	23,779	544,870	980,326	1,823	2,452	219,254	36,716	168,638	604	1,978,462

Acquisitions	46	100	5,761	272	307	185,688	4,303	240	-	196,717
Disposals	(930)	(92)	(2,915)		(121)	(6,917)	-	-	(7)	(10,982)
Depreciation	(22)	(34,175)	(142,519)	(1,174)	(509)	-	(5,834)	(11,121)	(83)	(195,437)
Exchange variation losses	(231)	(4,309)	(6,381)	(101)	(9)	(3,965)	(1,839)	(2,115)	(8)	(18,958)
Transfers	1,573	71,152	83,297	2,236	131	(158,559)	-	2,841	-	2,671
Cost and interest revision	-	-	-	-	-	-	43,789	-	-	43,789
Transfers of assets held for sale	-	-	252	-	-	-	-	-	-	252
Balance at the end of the year	24,215	577,546	917,821	3,056	2,251	235,501	77,135	158,483	506	1,996,514

Cost	24,490	1,030,686	2,422,254	21,135	6,743	235,501	178,662	243,938	7,177	4,170,586
Accumulated depreciation	(275)	(453,140)	(1,504,433)	(18,079)	(4,492)	-	(101,527)	(85,455)	(6,671)	(2,174,072)
Net balance at the end of the year	24,215	577,546	917,821	3,056	2,251	235,501	77,135	158,483	506	1,996,514

Average annual depreciation rates - %	-	4	12	21	10	-	5	8	-	-

45 of 78

Nexa Resources S.A.

Notes to the consolidated financial statements

at December 31, 2017

All amounts in thousands of US dollars, unless otherwise stated

										2016
	Land and improvements	Dam and buildings	Machinery, equipment and facilities	Vehicles	Furniture and fixtures	Assets and projects under construction	Asset retirement obligation (ARO)	Mining projects	Other	Total
Balance at the beginning of the year
Cost	20,657	816,001	2,223,583	20,551	6,278	206,094	116,695	246,208	6,079	3,662,146
Accumulated depreciation	(85)	(332,034)	(1,259,830)	(18,066)	(3,441)	-	(74,229)	(85,544)	(5,563)	(1,778,792)
Net balance	20,572	483,967	963,753	2,485	2,837	206,094	42,466	160,664	516	1,883,354

Acquisitions	-	-	489		2	151,302	148	28,915	-	180,856
Disposals	(46)	(593)	(1,525)	(95)	(37)	(42)	-	(11,000)	(1)	(13,339)
Depreciation	(20)	(31,145)	(145,450)	(1,487)	(477)	-	(7,301)	(14,096)	(67)	(200,043)
Reversal of provision for asset impairment (i)						979				979
Exchange variation gains	2,274	38,640	64,510	259	43	16,987	4,589	2,652	139	130,093
Transfers	999	54,001	98,801	661	84	(156,066)		1,503	17
Cash flow review and restatement of interest rates	-	-	-	-	-	-	(3,186)	-	-	(3,186)
Assets transferred to held for sale	-	-	(252)	-	-	-	-	-	-	(252)
Balance at the end of the year	23,779	544,870	980,326	1,823	2,452	219,254	36,716	168,638	604	1,978,462

Cost	24,036	980,242	2,466,265	22,263	6,895	219,254	132,824	271,466	7,345	4,130,590
Accumulated depreciation	(257)	(435,372)	(1,485,939)	(20,440)	(4,443)	-	(96,108)	(102,828)	(6,741)	(2,152,128)
Net balance at the end of the year	23,779	544,870	980,326	1,823	2,452	219,254	36,716	168,638	604	1,978,462

Average annual depreciation rates - %	-	4	8	21	15	-	10	8	-	-

Assets pledged as collateral are shown in Note 16, and refer only to BNDES financings.

(i)                           The Company assesses at each balance sheet date whether there is objective evidence that any item of property, plant and equipment is impaired. No impairment was identified during 2017.

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Nexa Resources S.A. Notes to the consolidated financial statements at December 31, 2017 All amounts in thousands of US dollars, unless otherwise stated

(b)             Leases

The carrying amount as of December 31, of land and equipment acquired through finance leases is the following:

	2017	2016
Cost	19,763	13,794
Accumulated depreciation	(10,930)	(9,657)
	8,833	4,137

(c)              Assets and projects under constructions

The balance of construction in progress mainly comprises projects for the expansion and optimization of the Company’s Plant and mines, as described below:

	2017	2016
Mining projects	101,922	91,174
Acquisition and renovation of equipment	42,239	52,284
Security, health and enviroment projects	35,858	44,674
New production line construction	25,477	5,472
Information technology	3,084	151
Modernization and increased production projects	10,563	10,004
Other	16,358	15,495
	235,501	219,254

During the year, borrowing charges capitalized as part of construction in progress totaled US$ 10,630 (2016: US$ 6,493). The average capitalization rate used was 0.68% per month (2016: 0.69% per month).

Suspended projects are continuously assessed, and if there is any indication of impairment, a provision might be recognized. In regards to remaining balance presented above, which was not provided for as an impairment loss, the Company believes that it will resume the project and/or use this asset in other production lines.

15               Intangible assets

Accounting policy

Classification

(i)                      Goodwill

For the purpose of impairment testing, the recoverable amount goodwill is allocated to a CGU that is the lowest level with the Group at which goodwill is monitored. If the recoverable amount of the asset (or CGU) is estimated to be less than its carrying amount, the carrying amount of the asset (or CGU) is reduced to its recoverable amount. The difference between the carrying amount and recoverable amount is recognized as an impairment loss in the income statement.

(ii)                  Rights over natural resources

Costs for the acquisition of rights to explore and develop mineral properties are capitalized and amortized using the straight line method over their useful lives. Useful lives consider the period of extraction for both mineral reserves and mineral resources, which includes a portion of the Company’s inferred resources in the Company’s mining operations in Peru. These mining

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Nexa Resources S.A. Notes to the consolidated financial statements at December 31, 2017 All amounts in thousands of US dollars, unless otherwise stated

operations represent over 98% of the Company’s total right to use natural resources.

Management considers that in the case of the rights to use natural resources, which relate almost exclusively to the Peruvian acquired assets, the use of only proven and probable reserves does not provide a realistic indication of the useful life of the mine. In this case management is confident based on testing, continuity of the ore bodies and conversion experience that further inferred resources will be converted into measured and indicated resources, and if they are economically recoverable, that such inferred resources can also be classified as proven and probable reserves. Management is approaching economic decisions affecting the mine on this basis, but has chosen to delay the work required to designate them formally as reserves in accordance with its annual testing plans. In assessing which inferred resources to include so as to best reflect the useful life of the mine, management considers inferred resources that have been included in the strategic mine plan. To be included in the strategic mine plan, inferred resources need to be above the cutoff grade set by management, which means that such resource expect to be economically mined and is therefore commercially viable. This consistent systematic method for inclusion in the strategic mine plan takes management’s view of the mineral price, extraction costs as well as cost inflation into account. In order to convert these inferred resources into measured and indicated resources, the Company would have to conduct additional drilling.

Additional confidence in the existence, commercial viability and economical recovery of such resources may be based on historical experience and available geological information, such as geological information obtained from other operations that are adjoining the Company’s as well as where the Company mines continuations of these other operations’ orebodies. This is in addition to the drilling results obtained by the Company and management’s knowledge of the geological setting of the surrounding areas, which would enable simulations and interpolations to be done with a reasonable degree of accuracy. In instances where management is able to demonstrate the economic recovery of such resources with a high level of confidence based on the specific circumstances, such additional resources, which may also include certain, but not all, of the inferred resources, are included in the calculation of amortization.

Thus, although there is less assurance that mineral resources will eventually be realized as compared to proven and probable reserves, a portion of inferred resources are considered to be economically valuable based on our historical experience and are considered in the useful life of the mine for accounting purposes, as there has been a continuous conversion of the inferred resources into measured and indicated, and then to mineral reserves. The annual conversion rate from inferred mineral resources into measured and indicated mineral resources for the Company’s mining operations in Peru was approximately 97% in 2015, 100% in 2016 and 100% in 2017. The Company included approximately 70% of the Company’s inferred resources in Peru when calculating the expected life of mine for purposes of the period of amortization.

Considering the nature of the Company’s production year on year, the expense calculated under the straight line method is not considered to be materially different to what it would be calculated under the unit of production method. Once the mine is operational, these costs are amortized and considered as a cost of production.

(iii)    Stripping costs

In mining operations related to the metal business, it is necessary to remove overburden and other waste to gain access to mineral ore deposits. The process of mining overburden and waste materials is referred to as stripping. During the development of a mine, before production commences, when the stripping activity asset improves access to the ore body, the component of

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Nexa Resources S.A. Notes to the consolidated financial statements at December 31, 2017 All amounts in thousands of US dollars, unless otherwise stated

the ore body for which access has been improved can be identified and the costs can be measured reliably, the stripping activity asset is capitalized as part of the investment in the construction of the mine, accounted for as part of intangible assets, and subsequently amortized over the life of the mine on a units of production basis.

Stripping costs incurred during the production phase of operations are treated as a production cost that forms part of the cost of inventory.

(iv)               Costs of exploration

The Company capitalizes the costs of exploration when the existence of proven and probable reserves is determined. These costs are amortized using the estimated useful lives of the mining property from the time when commercial exploitation of the reserves begins.

When Management determines that no future economic benefits are expected from the mining property, the accumulated exploration costs are charged to “Other operating expenses, net”.

(v)                   Mineral studies and research expenditures

Mineral studies and research expenditure are considered operating expenses until such time as the economic feasibility of the commercial exploitation of a certain mine is proven. Once feasibility is proven, the expenditure incurred is capitalized within mine development costs in “construction in progress – property, plant and equipment”. When the mine is operational, the cumulative costs capitalized in relation to exploitation rights are reclassified from “constructions in progress” to “mining projects” and subsequently amortized over the life of the mine on a units of production basis and included in the cost of the product. The capitalized construction costs relating to the plant are reclassified to “equipment and facilities”.

(vi)               Use of public assets

Represent the amounts established in the concession contracts regarding the rights to hydroelectric power generation (onerous concession) under use of public assets (“UBP”) agreements.

The accounting entries are made considering the time the installation permit is released, regardless of the disbursement schedule established in the contract. The initial recording of this liability (obligation) and intangible asset (concession rights) corresponds to the amounts of future obligations brought to present value (present value of the cash flow of future payments).

The amortization of the intangible asset is calculated on a straight line basis over the remaining period of the concession. The financial liability is restated at the index established and the adjustment to present value due to the passage of time, reduced by the payments made.

(vii)           Computer software

Computer software licenses acquired are recorded as intangible assets on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortized over the estimated useful life of the software (three to five years).

Costs associated with maintaining computer software programs are recognized as an expense as incurred.

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Nexa Resources S.A. Notes to the consolidated financial statements at December 31, 2017 All amounts in thousands of US dollars, unless otherwise stated

Critical accounting estimates and judgments

(i)                      Determination of mineral reserves as basis to determine Life of Mine

Mineral reserves are resources known to be economically feasible for extraction under conditions at the applicable measurement date. The amortization method and rates applied to the rights to use natural resources reflect the pattern in which the benefits are expected to be used by the Company and based on the estimated life of mine. Any changes to life of mine, based on mineral reserves, mineral resources estimates and mining plan, may affect prospective amortization rates and assets carrying values.

The process of estimation of mineral reserves and mineral resources is based on a technical evaluation, which includes accepted geological, geophysics, engineering, environmental, legal and economic estimates, which when evaluated in aggregate can have relevant impact in the economic viability of the mineral reserves. The Company uses various assumptions with respect to expected future conditions, such as ore prices, inflation rate, exchange rates, technology improvements, production costs, among others. Reserve estimates are reviewed periodically and any changes are adjusted to reflect life of mine and consequently adjustments to amortization periods.

The Company recorded in the year December 31, 2017 amortization of rights to use natural resources in the amount of US$ 74,024 (2016: US$ 74,013), with an average rate of 5.0% per year.

The Company included in the useful life for amortization of rights to use natural resources certain inferred resources when performing the amortization calculation for its Peruvian operations, where proven and probable reserves alone do not provide a realistic indication of the useful life of mine (and related assets). The Company classifies measured, indicated and inferred resources based on the definitions of the Canadian Institute of Mining, Metallurgy and Petroleum (or CIM) Definition Standards for Mineral Resources and Mineral Reserves (or the 2014 CIM Definition Standards).

Had the Company performed the calculation of amortization using only proven and probable reserves and measured and indicated resources (and excluding inferred resources), amortization for 2017 would have amounted to US$ 82,270 (2016: US$ 82,594), compared with the reported totals of US$ 72,878 (2016: US$72,878) related to Peruvian operations. This would have resulted in additional amortization of US$ 9,404 in 2017 (2016: US$9,716).

The future conversion of inferred resources is inherently uncertain and involves judgement. Actual outcomes may vary from these judgements and estimates and such changes could have a material impact on the Company’s results.

(ii)                  Use of public assets

The amount related to the use of a public asset is originally recognized as a financial liability (obligation) and as an intangible asset (right to use a public asset) which corresponds to the amount of the total annual charges over the period of the agreement discounted to present value (present value of the future cash flow).

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Nexa Resources S.A. Notes to the consolidated financial statements at December 31, 2017 All amounts in thousands of US dollars, unless otherwise stated

(iii)              Impairment of goodwill

Goodwill is tested for impairment annually, as at September 30, and when circumstances indicate that the carrying value may be impaired. Impairment is determined for goodwill by assessing the recoverable amount of each CGU (or group of CGUs) to which the goodwill relates. Where the recoverable amount of the CGU is less than its carrying amount including goodwill, an impairment loss is recognized. The recoverable amount is the higher of an asset’s fair value less costs to sell and its value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which there is separately identifiable cash flow (CGU level). Impairment losses relating to goodwill cannot be reversed in future periods.

(a)                      Analysis

							2017
	Goodwill	Rights to use natural resources	Software	Use of public assets	Assets and projects under construction	Other	Total
Balance at the beginning of the year
Cost	675,561	1,673,091	1,507	11,581	6,974	35,053	2,403,767
Accumulated amortization	-	(469,381)	(1,106)	(4,159)	-	(25,969)	(500,615)
Net balance	675,561	1,203,710	401	7,422	6,974	9,084	1,903,152

Acquisitions	-	-	921	-		-	921
Disposals	-	-	(36)	-		-	(36)
Amortization	-	(74,024)	(576)	(394)		(23)	(75,017)
Exchange variation losses	(2,274)	(682)	(21)	(96)	(424)	(133)	(3,630)
Transfers	-	-	4,768	-	(6,546)	(893)	(2,671)
Balance at the end of the year	673,287	1,129,004	5,457	6,932	4	8,035	1,822,719

Cost	673,287	1,672,931	21,823	11,410	4	28,847	2,408,302
Accumulated amortization	-	(543,927)	(16,366)	(4,478)	-	(20,812)	(585,583)
Net balance at the end of the year	673,287	1,129,004	5,457	6,932	4	8,035	1,822,719

Average annual amortization rates %	-	5	20	3	-	-	-

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Nexa Resources S.A. Notes to the consolidated financial statements at December 31, 2017 All amounts in thousands of US dollars, unless otherwise stated

							2016
	Goodwill	Rights to use natural resources	Software	Use of public assets	Assets and projects under construction	Other	Total
Balance at the beginning of the year
Cost	674,769	1,669,901	469	9,666	5,238	30,018	2,390,061
Accumulated amortization	-	(395,665)	(340)	(3,148)	-	(22,029)	(421,182)
Net balance	674,769	1,274,236	129	6,518	5,238	7,989	1,968,879

Acquisitions	-		-	-	2,133		2,133
Amortization	-	(74,013)	(73)	(363)	-	(542)	(74,991)
Exchange variation gains (losses)	792	3,487	(41)	1,267	-	1,626	7,131
Transfers	-	-	386	-	(397)	11
Balance at the end of the year	675,561	1,203,710	401	7,422	6,974	9,084	1,903,152

Cost	675,561	1,673,091	1,507	11,581	6,974	35,053	2,403,767
Accumulated amortization	-	(469,381)	(1,106)	(4,159)	-	(25,969)	(500,615)
Net balance at the end of the year	675,561	1,203,710	401	7,422	6,974	9,084	1,903,152

Average annual amortization rates %	-	5	20	3	-	-	-

The Company assesses at each balance sheet date whether there is objective evidence that any item of intangible is impaired. No impairment was identified during 2017.

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Nexa Resources S.A. Notes to the consolidated financial statements at December 31, 2017 All amounts in thousands of US dollars, unless otherwise stated

(b)                      Goodwill on acquisitions

The goodwill is allocated in accordance with the group of CGUs. For 2017 the total goodwill registered was US$ 673,287 (2016: US$ 675,561).

(c)                       Impairment testing of goodwill

The Company assesses the recovery of the carrying amount of goodwill of each CGU based on its value in use or fair value, using a discounted cash flow model. The process of estimating the value in use and fair value involves the use of assumptions, judgment and projections for future cash flows. Management’s assumptions and estimates of future cash flow used for the Company’s impairment testing of goodwill and non-financial assets are subject to risk and uncertainties, particularly for markets subject to higher volatilities, which are partially or totally outside the Company’s control.

The calculations used for the impairment testing are based on discounted cash flow models as at September 30, 2017 and are based on market assumptions, such as LME prices, market consensus models and other available data regarding global demand. The discount factor applied to the discounted cash flow model is the Company’s Weighted Average Cost of Capital for the applicable region, adjusted for country-specific risk factors. These calculations use cash flow projections, before taxes on income, based on financial budgets for a five-year period approved by management and is extended until the end of the mine life (LOM – life of mine). The Company does not use growth rates in the cash flow projections of the terminal value. The discount rates used are pre-tax and reflect specific risk relating operating segment. No material changes occurred between the cutoff date used for impairment testing (September 30, 2017) and the December 31, 2017.

The following table summarizes the main assumptions used for the impairment testing of goodwill:

Key Assumptions
Zinc (US$ per ton)	2,509
Copper (US$ per ton)	6,362
Discount Rate	10.6%

LOM (Years)
Mines	from 7 to 12
Greenfield	from 13 to 27

The carrying amount at September 30, 2017 was US$ 1,868,238. The recoverable amount exceeded the carrying value, therefore no impairment was recognized in the consolidated financial statements.

The sensitivity analysis was performed on key assumptions used for impairment testing for the NEXA PERU CGU.

If the long-term metal’s price (LME) assumptions used in the fair value calculation had been 5% lower than management’s estimates at September 30, 2017 (US$/ton 2,383 instead of US$/ton 2,509) the Company would have had to recognize an impairment against the carrying amount of this CGU of approximately US$ 95,238. If the pre-tax discount rate applied to the cash flow

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Nexa Resources S.A. Notes to the consolidated financial statements at December 31, 2017 All amounts in thousands of US dollars, unless otherwise stated

projections had been 2% higher than management’s estimates, the Company would have had to recognize an impairment against the carrying amount of approximately US$ 102,238.

Although the discounted cash flow model determined that there is a little headroom with respect to the overall results of the testing, in the absence of an objective triggering event for impairment as at the balance sheet date, Management kept the recoverable amounts with respect to goodwill unaltered as at this date.

16                        Loans and financings

Accounting policy

Loans and financings are recognized initially at fair value, net of transaction costs incurred, and are subsequently carried at amortized cost. Any difference between the proceeds (net of transaction costs) and the total amount payable is recognized in the income statement over the period of the loans using the effective interest rate method.

Loans and financings are classified as current liabilities unless the Company has the unconditional right to defer repayment of the liability for at least 12 months after the reporting period.

Fees paid on the establishment of loan facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the drawdown occurs. To the extent that there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalized as a prepayment for liquidity services and amortized over the period of the facility to which it relates.

Loans and financing costs directly related to the acquisition, construction or production of a qualifying asset that requires a substantial period of time to prepare for its intended use or sale are capitalized as part of the cost of that asset when it is probable that future economic benefits associated with the item will flow to the Company and costs can be measured reliably. The other loans and financing costs are recognized as financial expenses in the period in which they are incurred.

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Nexa Resources S.A.

Notes to the consolidated financial statements
at December 31, 2017
All amounts in thousands of US dollars, unless otherwise stated

(a)                       Analysis and maturity profile

		Current		Non-current			Total		Fair value

Type	Average annual charges	2017	2016	2017	2016	2017	2016	2017	2016
Eurobonds - USD	5.19% fixed USD	8,778	4,054	1,032,664	343,000	1,041,442	347,054	1,120,901	342,156
Debt with banks	LIBOR 3M + 2.57% /LIBOR 6M + 2.51%	435	24,038	199,179	662,743	199,614	686,781	214,293	712,371
BNDES	TJLP + 2.68% / 4.74% fixed BRL / SELIC + 2.78% / UMBNDES + 2.44%	19,795	32,619	73,653	67,672	93,448	100,291	85,969	86,908
Debentures	107.77% CDI	8,885	504	32,403	3,822	41,288	4,326	41,405	4,235
Export credit note	118.00% CDI / LIBOR 3M + 1.85%	1,102	-	61,622	-	62,724	-	64,058	-
FINEP	TJLP + 0.68%	677	682	2,062	2,743	2,739	3,425	2,640	3,038
FINAME	4.59% fixed BRL	398	407	1,383	1,804	1,781	2,211	1,604	1,828
Other	5,93% fixed USD	771	297	3,492	-	4,263	297	4,262	349
		40,841	62,601	1,406,458	1,081,784	1,447,299	1,144,385	1,535,132	1,150,885

Current portion of long term loans and financing (principal)		28,019	57,137
Interest on loans and financing		12,822	5,464
		40,841	62,601

BNDES	- Brazilian National Bank for Economic and Social Development
BRL	- Brazilian Reais
CDI	- Interbank Deposit Certificate
FINAME	- Government Agency for Machinery and Equipment Financing
TJLP	- Long Term Interest Rate set by the Brazilian National Monetary Council, the TJLP is the basic cost of financing of the BNDES
UMBNDES	- Monetary unit of the BNDES, reflecting the weighted basket of currencies of foreign currency debt obligations. At December 31, 2017, the basket was 99% comprised of US Dollars.
SELIC	- Brazilian System for Clearance and Custody
FINEP	- Funding Authority for Studies and Projects

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Nexa Resources S.A.

Notes to the consolidated financial statements
at December 31, 2017
All amounts in thousands of US dollars, unless otherwise stated

The maturity profile of loans and financing at December 31, 2017, was as follows:

	Principal amount
	2018	2019	2020	2021	2022	2023	2024	As from 2025	Total
Eurobonds - USD	-	-	-	-	-	343,000	-	700,000	1,043,000
Debt with banks	-	31,111	84,444	84,444	-	-	-	-	199,999
BNDES	19,732	23,379	16,288	12,703	9,500	5,284	3,067	4,251	94,204
Debentures	8,119	8,119	8,119	8,119	8,119	-	-	-	40,595
Export credit note	-	-	61,623	-	-	-	-	-	61,623
FINEP	669	669	669	669	56	-	-	-	2,732
FINAME	395	392	374	315	231	70	1		1,778
Other	772	818	866	918	889	-	-	-	4,263
	29,687	64,488	172,383	107,168	18,795	348,354	3,068	704,251	1,448,194

	Interest accrual and costs
	2018	2019	2020	2021	2022	2023	2024	As from 2025	Total
Eurobonds - USD	8,778	(1,177)	(1,227)	(1,280)	(1,337)	(1,172)	(1,160)	(2,983)	(1,558)
Debt with banks	435	(281)	(281)	(258)	-	-	-	-	(385)
BNDES	63	(225)	(179)	(165)	(109)	(60)	(34)	(47)	(756)
Debentures	767	(31)	(25)	(9)	(9)	-	-	-	693
Export credit note	1,101	-	-	-	-	-	-	-	1,101
FINEP	7	-	-	-	-	-	-	-	7
FINAME	3	-	-	-	-	-	-	-	3
Other	-	-	-	-	-	-	-	-
	11,154	(1,714)	(1,712)	(1,712)	(1,455)	(1,232)	(1,194)	(3,030)	(895)

	Total
	2018	2019	2020	2021	2022	2023	2024	As from 2025	Total
Eurobonds - USD	8,778	(1,177)	(1,227)	(1,280)	(1,337)	341,828	(1,160)	697,017	1,041,442
Debt with banks	435	30,830	84,163	84,186	-	-	-	-	199,614
BNDES	19,795	23,154	16,109	12,538	9,391	5,224	3,033	4,204	93,448
Debentures	8,886	8,088	8,094	8,110	8,110	-	-	-	41,288
Export credit note	1,101	-	61,623	-	-	-	-	-	62,724
FINEP	676	669	669	669	56	-	-	-	2,739
FINAME	398	392	374	315	231	70	1	-	1,781
Other	772	818	866	918	889	-	-	-	4,263
	40,841	62,774	170,671	105,456	17,340	347,122	1,874	701,221	1,447,299
	4%	4%	12%	7%	1%	24%	0%	48%	100%

(b)                     Changes

	2017	2016
Balance at the beginning of the year	1,144,385	1,056,210
Payments	(537,254)	(483,100)
New loans and financing	837,819	550,966
Exchange variation	(2,873)	17,834
Interest accrual	69,481	38,511
Interest paid	(57,038)	(35,689)
Addition of borrowing fees, net of amortization	(7,221)	(347)
Balance at the end of the year	1,447,299	1,144,385

(c)                       Analysis by currency

	Current		Non-current		Total
	2017	2016	2017	2016	2017	2016
US Dollar	13,260	31,496	1,272,223	1,013,988	1,285,483	1,045,484
Real	27,471	28,170	134,235	66,954	161,706	95,124
Currency basket	110	2,935		842	110	3,777
	40,841	62,601	1,406,458	1,081,784	1,447,299	1,144,385

(d)                      Analysis by index

	Current		Non-current		Total
	2017	2016	2017	2016	2017	2016
Fixed rate	11,192	6,466	1,038,459	346,997	1,049,651	353,463
LIBOR	610	24,037	230,573	662,743	231,183	686,780
TJLP	12,509	23,078	35,341	41,632	47,850	64,710
UMBNDES	3,211	6,042	5,496	9,087	8,707	15,129
CDI	9,811	504	62,632	3,822	72,443	4,326
BNDES Selic	3,508	2,474	33,957	17,503	37,465	19,977
	40,841	62,601	1,406,458	1,081,784	1,447,299	1,144,385

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Nexa Resources S.A.

Notes to the consolidated financial statements
at December 31, 2017
All amounts in thousands of US dollars, unless otherwise stated

(e)                       Guarantees and covenants

At December 31, 2017, US$ 1,063,784 (2016: US$ 780,579) of the borrowing was guaranteed by sureties, US$ 1,781 (2016: US$ 2,211) by fiduciary liens and the total amount of debentures is insured by real collateral.

The Company has borrowings agreements that are subject to financial covenants at the Company´s level, and also at the level of its controlling shareholder, VSA (by virtue that VSA is the guarantor of the BNDES borrowings). The borrowing agreements of debt with banks are subject to compliance with financial ratio rules (covenants), such as: (i) the gearing ratio (net debt/adjusted EBITDA); (ii) the capitalization ratio (total debt/total debt + equity or equity/total assets); and (iii) interest coverage ratio (cash + adjusted EBITDA/interest + short-term debt). When applicable, these compliance obligations are standardized for all borrowing agreements.

At December 31, 2017, the Company and its controlling shareholder were in compliance with all applicable covenants. If VSA breaches its covenants, the Company needs to present to BNDES a guarantee of 130% of the amount borrowed.

New borrowing

On May 4, 2017, the Company issued a US$ 700,000 ten-year bond. See note 1 (ii) for more details.

(f)                          Subsidiary bonds

The Company’s subsidiary NEXA PERU conducted a bond offering in the international market for US$ 350,000 on March 28, 2013. These financial instruments have a term of ten years and will be redeemed on March 28, 2023, at an annual fixed interest rate of 4.625% to be paid semi-annually. A portion of the proceeds obtained was used to settle bank borrowings.

(g)                      Revolving Credit Facility

The Company contracted in June 2015 a revolving credit facility amounting US$ 225,000, which falls due in June 2020. The credit is available and can be used anytime. As at December 31, 2017, the Company did not use the credit facility.

17                        Confirming payables

The Company’s subsidiaries entered into agreements extending payment terms from 90 to 180 days with a number of suppliers. These suppliers have the option to discount their receivables with banks. At December 31, 2017, accounts payable amounting to US$ 111,024 (2016: 102,287) were included in such agreements.

18                        Salaries and payroll charges

	2017	2016
Direct remuneration and social charges	21,357	18,655
Provision for profit sharing and other payable	58,441	51,367
	79,798	70,022

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Nexa Resources S.A.

Notes to the consolidated financial statements
at December 31, 2017
All amounts in thousands of US dollars, unless otherwise stated

19                        Taxes payable

	2017	2016
Corporate taxes on income	24,108	18,145
Special mining lien and special mining tax	8,731	664
Withholding taxes	3,737	3,494
Value-added tax on sales and services	366	6,393
Social contribution on revenue	185	182
Social integration program	39	39
Other	3,943	931
	41,109	29,848

20                        Current and deferred taxes on income

Accounting policy

The taxes on income benefit or expense for the period comprises current and deferred taxes.  Taxes on profit are recognized in the income statement, except to the extent that they relate to items recognized in comprehensive income or directly in shareholders’ equity.  In such cases, the taxes are also recognized in comprehensive income or directly in shareholders’ equity respectively.

The current and deferred taxes on income is calculated on the basis of the tax laws enacted or substantively enacted up to balance sheet date in the countries where the entities operate and generate taxable income. Management periodically evaluates positions taken by the Company in the taxes on income returns with respect to situations in which the applicable tax regulations are subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

The current taxes on income is presented net, separated by taxpaying entity, in liabilities when there are amounts payable, or in assets when the amounts prepaid exceed the total amount due on the reporting date.

Deferred tax assets are recognized only to the extent it is probable that future taxable profits will be available against which the temporary differences and/or tax losses can be utilized.

Deferred tax assets and liabilities are offset when there is a legally enforceable right and an intention to offset them in the calculation of current taxes, generally when they are related to the same legal entity and the same tax authority. Accordingly, deferred tax assets and liabilities in different entities or in different countries are generally presented separately, and not on a net basis.

Deferred tax liabilities and assets are not recognized for temporary differences between the carrying amounts and tax bases of investments in foreign operations where the Company is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not be reversed in the near future.

Deferred taxes on income is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill. Deferred taxes on income is also not accounted for if it arises from the initial recognition of an asset or liability in a transaction other than a business combination that, at the time of the transaction, affects neither the accounting nor the taxable profit or loss. Deferred taxes on income is determined using tax rates (and laws) that have been

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Nexa Resources S.A.

Notes to the consolidated financial statements
at December 31, 2017
All amounts in thousands of US dollars, unless otherwise stated

enacted or substantially enacted by the end of the reporting period and are expected to apply when the related deferred taxes on income asset is realized or the deferred taxes on income liability is settled.

Critical accounting estimates and judgments

The Company is subject to taxes on income in all countries in which it operates.  Significant judgment is required in determining the worldwide provision for taxes on income.  There are many transactions and calculations for which the ultimate tax determination is uncertain.  The Company also recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred tax assets and liabilities in the period in which such determination is made.

(a)                       Reconciliation of taxes on income expenses

	2017	2016
Profit before taxation	271,459	208,892
Standard rate (i)	27.08%	29.22%

Taxes on income at standard rates	(73,511)	(61,038)
Share in the results of investees	16	(46)
Difference in tax rate for subsidiaries outside Luxembourg	(19,912)	(11,425)
Re-measurement of deferred tax - change in Peru tax rate (ii)	-	(41,588)
Taxes on dividend received from foreign sudisdiary	(8,299)	-
Taxes of prior years (iii)	(5,381)	1,127
Difference arising on carrying non-current assets using a different base	12,144	2,458
Other permanent (additions) exclusions, net	(11,251)	12,129
Taxes on income	(106,194)	(98,383)

Current	(125,691)	(75,282)
Deferred	19,497	(23,101)
Taxes on income on the income statement	(106,194)	(98,383)

(i)                         The combined applicable income tax rate (including an unemployment fund contribution) was 29.22% for the fiscal year ending 2016. On December 14, 2016, the Luxembourg government approved bill of law 7020, in the 2017 tax reform bill. Among other changes included in the 2017 tax reform bill, the main change announced was the decrease of the income tax rate to 27.08% in 2017 and to 26.01% from 2018 onwards.

(ii)                      The Peruvian companies pay their taxes based on the general regime of taxation, which provides for a progressive decrease in the tax rate after the year 2015. Until 2014 the rate was 30%, while for 2015 and 2016 the rate was 28%, for 2017 and 2018 the rate was expected to be 27% and from 2019 onwards the rate was expected to be 26%. However, in December 2016, the tax rate changed to 29.5% applicable from January 1, 2017. The change impacted the deferred tax mainly over the purchase price allocation of NEXA PERU.

(iii)                     Income taxes paid or recovered in Austria by our subsidiary Votorantim GmbH which are related to prior years.

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Nexa Resources S.A. Notes to the consolidated financial statements at December 31, 2017 All amounts in thousands of US dollars, unless otherwise stated

(b)                     Analysis of deferred tax balances

	2017	2016
Tax credits on non-operating losses	104,100	102,555
Tax credits on temporary diferences
Exchange variation losses	79,430	84,536
Environmental liabilities	28,504	27,206
Asset retirement obligation	23,990	22,085
Tax, civil and labor provisions	15,666	16,904
Other provisions	12,481	13,792
Provision for profit sharing	6,521	6,322
Provision for inventory losses	4,395	5,202
Use of public assets	4,093	4,305
Provision for impairment of trade receivables	1,110	743
Other	5,028	1,863

Tax debits on temporary diferences
Adjustment to present value	(1,253)	(1,269)
Capitalized interest	(10,624)	(7,184)
Accelerated depreciation and adjustment of useful lives	(28,371)	(20,748)
Depreciation and amortization of fair value adjustment to PP&E and intangible assets	(344,531)	(363,604)
Other	(957)	(12)
	(100,418)	(107,304)

Net deferred tax assets related to the same legal entity	224,513	221,304
Net deferred tax liabilities related to the same legal entity	(324,931)	(328,608)
	(100,418)	(107,304)

(i)                       As of 31 December 2017, the Company has certain unutilised tax losses resulting from its holding activities in Luxembourg. Given uncertainty in the future profitability, no deferred tax assets have been recognised in respect of these losses.

(c)                       Effects of deferred tax and taxes on profit or loss for the year and other comprehensive income

	2017	2016
Balance at beginning of year	(107,304)	(119,351)
Effect on income for the period	19,497	(23,101)
Effect on comprehensive income	(4,119)	8,825
Exchange variation	(8,492)	26,323
Balance at end of year	(100,418)	(107,304)

(d)                      Tax effects relating to components of other comprehensive income (loss)

	2017			2016
	Before tax	(Charge) credit	After tax	Before tax	(Charge) credit	After tax
Operating cash flow hedge accounting	16,675	(4,119)	12,556	(25,081)	8,825	(16,256)

21                        Provisions

Accounting policy

Provisions for tax, civil, labor, environmental and legal claims

Provisions for legal claims (labor, civil, tax and environmental) are recognized when: (i) the Company has a present legal or constructive obligation as a result of past events; (ii) it is probable that an outflow of resources will be required to settle the obligation; and (iii) the amount can be reliably estimated. Provisions do not include future operating losses.

Where there is a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is

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Nexa Resources S.A. Notes to the consolidated financial statements at December 31, 2017 All amounts in thousands of US dollars, unless otherwise stated

recognized even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of the expenditure expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to the passage of time is recognized as “Financial expenses”.

Asset retirement obligation

The Company recognizes a provision for environmental restoration and for the closure of operating units that correspond to its legal obligation to restore the environment at the termination of its operations.

Provision is made for asset retirement, restoration and environmental costs when the obligation occurs, based on the net present value of estimated future costs with, where appropriate, probability weighting of the different remediation and closure scenarios. The ultimate cost of closedown and restoration is uncertain, and management uses its judgment and experience to determine the potential scope of rehabilitation work required and to provide for the costs associated with that work. Adjustments are made to provisions when the range of possible outcomes becomes sufficiently narrow to permit reliable estimation.

Cost estimates can vary in response to many factors including: changes to the relevant legal or local/national government ownership requirements and any other commitments made to stakeholders; review of remediation and relinquishment options; the emergence of new restoration techniques and the effects of inflation. Experience gained at other mine or production sites is also a significant consideration, although elements of the restoration and rehabilitation of each site are relatively unique to the site and, in some cases, there may be relatively limited restoration and rehabilitation activity and historical precedent against which to benchmark cost estimates. External experts support the cost estimation process where appropriate.

Cost estimates are updated throughout the life of the operation aligned with Internal Policies and these Internal Policies themselves are also subject to periodical updates to maintain these in line with international best practices. The expected timing of expenditure included in cost estimates can also change, for example in response to changes to expectations relating to ore reserves and mineral resources, production rates, operating licenses or economic conditions. Expenditure may occur before and after closure and can continue for an extended period of time depending on the specific site requirements. Some expenditure can continue into perpetuity. In such cases, the provision for these ongoing costs may be restricted to a period for which the costs can be reliably estimated.

On the date of initial recognition of the liability that arises from this obligation, discounted to present value using a risk free rate, the same amount is simultaneously charged to property, plant and equipment in the balance sheet. The selection of appropriate sources on which to base the calculation of the risk-free discount rate used for such retirement, restoration and environmental obligations requires judgment. Subsequently, the liability is increased in each period to reflect the finance cost considered in the initial measurement of the discount. Additionally, the capitalized cost is depreciated based on the useful life of the related asset. Upon settlement of the liability, the Group entities recognize any profit or loss that may arise.

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Nexa Resources S.A. Notes to the consolidated financial statements at December 31, 2017 All amounts in thousands of US dollars, unless otherwise stated

Any reduction in this provision and, therefore, any reduction in the related asset, exceeding the carrying amount of the asset, are immediately recognized in the income statement as “operating costs”.

As a result of all of the above factors, there could be significant adjustments to the provision for close-down, restoration and environmental costs which would affect future financial results.

Judicial deposits

Judicial deposits are presented on a net basis in “Provisions” when there is a corresponding provision. The deposits without corresponding provisions are presented in non-current assets.

Critical accounting estimates and judgments

(i)                                   Asset retirement obligations

The Company recognizes an obligation based on the fair value of the operations of asset retirement in the period in which the obligation occurs with a corresponding entry to the respective property, plant and equipment. The Company considers the accounting estimates related to the recovery of degraded areas and the costs to close a mine as critical accounting estimates since it involves a provision of significant amounts, and these estimates involve several assumptions such as interest rates, inflation, useful lives of the assets, costs to be incurred in the future and the dates established for the life of each mine. These estimates are reviewed annually by the Company.

(ii)                               Tax, civil, labor and environmental provisions

The Company’s subsidiaries are parties to ongoing labor, civil, tax and environmental lawsuits which are pending at different court levels. The provisions for potentially unfavorable outcomes of litigation in progress are established and updated based on management evaluation, as supported by the positions of external legal counsel, and require a high level of judgment regarding the matters involved.

(a)         Analysis

	2017							2016
			Judicial provision
	Asset Retirement Obligation (i)	Environmental Obligation (i)	Tax (ii)	Labor	Civil	Environmental	Total	Total
Balance at the beginning of the year	159,117	80,016	26,299	11,773	15,415	4,259	296,879	197,359
Present value adjustment	846	3,808					4,654	2,617
Additions	4,303	16,843	4,503	11,765	5,832	4,570	47,816	104,749
Reversals	–	(13,176)	(14,569)	(10,359)	(63)	(3,852)	(42,019)	(11,794)
Judicial deposits, net of write-off	–	–	695	3,358	(778)	–	3,275	(6,530)
Write-off	(5,068)	(3,847)	(2,932)	(3,703)	(2,508)	(608)	(18,666)	(7,678)
Interest and indexation	–	–	4,429	3,818	341	234	8,822	4,926
Exchange variation	(2,520)	190	150	(231)	81	(38)	(2,368)	16,416
Companies excluded from the consolidation	(1,022)	–	–	–	–	–	(1,022)	–
Cost and interest revision	43,789	–	–	–	–	–	43,789	(3,186)
Balance at the end of the year	199,445	83,834	18,575	16,421	18,320	4,565	341,160	296,879
Current	–	14,641	–	–	–	–	14,641
Non-current	199,445	69,193	18,575	16,421	18,320	4,565	326,519	296,879
	199,445	83,834	18,575	16,421	18,320	4,565	341,160	296,879

(i)                       In 2017, the Company conducted an update of its asset retirement obligations and potential environmental obligations. As a result of this study, which included the review of the timing of estimated disbursements, the Company recorded for Brazilian operations an additional asset retirement obligations in the amount of US$ 43,789, (US$ 38,541 related to cost revision and US$ 5,248 related to interest revision), and additional environmental obligations of US$ 16,843. For the new operation in Ambrosia, the Company recorded asset retirement obligations in the amount of US$ 4,227.

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Nexa Resources S.A. Notes to the consolidated financial statements at December 31, 2017 All amounts in thousands of US dollars, unless otherwise stated

(ii)                    The reversal of the tax provision in the amount of US$ 14,569 during the year ended December 31, 2017 relates to a favorable judicial pronouncement for the exclusion of ICMS (tax levied over the sale of goods) from the calculation basis of PIS and COFINS (taxes levied over revenues).

(b)                      Asset retirement obligations

As these are long term obligations, they are revised periodically for inflation and discounted to their present value, using nominal interest rates. The liability recognized is adjusted periodically based on these rates and revised for inflation.

At December 31, 2017, the interest rate forecast for Peru was between 1.47% to 2.45% (2016: 0.50% to 2.45%) and for Brazil was 7.83% (2016: 8.47%).

The increase of 1% in the interest rate would reduce the liability related to Peruvian operations by US$ 1,235 and would reduce the liability related to Brazilian operations by US$ 7,996, totaling a reduction of US$ 8,131. The decrease of 1% in the interest rate would increase the liability related to Peruvian operations by US$ 564 and would increase the liability related to Brazilian operations in US$ 8,961, totaling a reduction of US$ 9,525.

(c)                       Tax, civil, labor and environmental provisions

The Company’s subsidiaries are parties to tax, civil, labor and environmental ongoing lawsuits and are contesting these matters at both at the administrative and judicial levels, backed by judicial deposits, when applicable.

The amounts of contingencies are periodically estimated and updated. The classification of losses as probable, possible or remote is supported by the advice of the Company’s legal counsel.

The provisions and the corresponding judicial deposits are as follow:

	2017				2016
	Judicial deposits	Provision	Net amount	Outstanding judicial deposits (i)	Judicial deposits	Provision	Net amount	Outstanding judicial deposits (i)
Tax	(2,318)	20,893	18,575	3,130	(2,232)	28,531	26,299	5,158
Labor	(4,765)	21,186	16,421	7,408	(8,116)	19,889	11,773	8,994
Civil	(758)	19,078	18,320	23	(3)	15,418	15,415	8
Environmental	–	4,565	4,565	388	–	4,259	4,259	–
	(7,841)	65,722	57,881	10,949	(10,351)	68,097	57,746	14,160

(i)                       The Company’s subsidiaries have deposited with the courts the above amounts in relation to proceedings classified by the Company, supported by its legal advisors as having a possible or remote possibility of loss, and which therefore, are not subject to provisions.

(d)                      Comments on provision with likelihood of loss considered probable

(i)                                              Provision for tax contingencies

Refers to the tax proceedings, with a probable likelihood of loss relating to federal, state and municipal taxes.

(ii)                                           Provision for civil contingencies

The Company’s subsidiaries are parties to civil lawsuits involving claims for compensation for property damage and pain and suffering.

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Nexa Resources S.A. Notes to the consolidated financial statements at December 31, 2017 All amounts in thousands of US dollars, unless otherwise stated

(iii)             Labor lawsuits

The Company’s subsidiaries are parties to labor lawsuits filed by former employees, third parties and labor unions mostly claiming the payment of indemnities on dismissals, health hazard premiums and hazardous duty premiums, overtime, and commuting hours, as well as indemnity claims by former employees and third parties based on alleged occupational illnesses, work accidents, property and personal damage, in ordinary courts under Constitutional Amendment 45 and normative clauses. Our main court is in Minas Gerais – Brazil.

(iv)             Provisions for environmental contingencies

The Company and its subsidiaries are subject to laws and regulations in the various countries in which they operate. The Company has established policies and procedures to comply with environmental laws.

The Company performs analyses on a regular basis to identify environmental legal risks so as to ensure that the systems in place are adequate to manage these risks.

Moreover, the environmental litigation of the Company and its subsidiaries consists basically of civil public actions to interrupt the environmental licensing for manufacturing units and indemnity actions for alleged environmental impacts arising from the Company’s activities.

(e)                       Litigation with likelihood of loss considered possible

The Company’s subsidiaries are parties to other litigation involving a risk of possible loss, for which no provision is recorded, as detailed below:

	2017	2016
Tax	125,438	94,076
Labor	46,402	55,278
Civil	24,911	28,185
Environmental	133,851	130,549
	330,602	308,088

(e.1)Comments on contingent tax liabilities with likelihood of loss considered possible

The main contingent liabilities relating to tax lawsuits in progress with a likelihood of loss considered possible, for which no provision was recorded, are discussed below.

(i)         Compensation for exploration for mineral resources

The subsidiary NEXA BR has had various tax assessment notices issued by the National Department of Mineral Production for alleged failure to pay or underpayment of Financial Compensation for the Exploration of Mineral Resources (CFEM). At December 31, 2017, the amount under litigation totaled US$ 8,799, considered a possible loss.

Currently, the lawsuits are at the administrative or judicial levels.

In the opinion of management and independent legal advisors, the procedure adopted by the Company is in conformity with the legislation and, for this reason, it is not considered probable that the Company will lose these lawsuits.

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Nexa Resources S.A. Notes to the consolidated financial statements at December 31, 2017 All amounts in thousands of US dollars, unless otherwise stated

(ii)       Tax assessment notice - Disallowance of ICMS credits arising from the acquisition of property, plant and equipment

In October 2011, in December 2013 and in January 2015, the subsidiary NEXA BR was assessed by the Secretary of Finance of the State of Minas Gerais concerning ICMS credits arising from the acquisition of property, plant and equipment allegedly not connected with the Company’s activities.

The administrative process ended in December 2016 with a partially favorable decision. This tax assessment notice amounted to US$ 10,273 at December 31, 2017.

In the opinion of management and independent legal advisors, it is considered possible that the subsidiary NEXA BR will lose the judicial proceeding.

(iii)      Tax assessment notice – Disallowance of PIS credits

In May 2014, the subsidiary NEXA BR was assessed by the Brazilian Internal Revenue Service concerning PIS credits. This tax assessment notice amounted to US$ 8,143 at December 31, 2017. Currently the proceedings are at the administrative level.

In the opinion of management and the independent legal advisors, it is considered possible that the subsidiary NEXA BR will lose the administrative proceeding.

(iv)       Tax assessment – Income taxes and social contribution

In October 2011, the subsidiary NEXA BR was assessed by the Brazilian Internal Revenue Service concerning IRPJ and CSLL related to the compensation of tax losses. This tax assessment notice amounted to US$ 5,891 at December 31, 2017. Currently the process is at the administrative level.

In the opinion of management and the independent legal advisors, it is considered possible that the subsidiary NEXA BR will lose the administrative proceeding.

(v)        Tax assessment notice – Disallowance of COFINS credits

In November 2007, the subsidiary NEXA BR was assessed by the Brazilian Internal Revenue Service concerning COFINS credits. This tax assessment notice amounted to US$ 5,534 at December 31, 2017. Currently the lawsuit is at the judicial level.

In the opinion of management and the independent legal advisors, it is considered possible that the subsidiary NEXA BR will lose the judicial proceeding.

(vi)       Requirement of Value-added Tax on Sales and Services (ICMS) on Energy

In December 2016, the subsidiary NEXA BR received a collection notice for alleged ICMS debts on the energy. This tax assessment notice amounted to US$ 5,236 at December 31, 2017. Currently the process is at the administrative level.

In the opinion of management and the independent legal advisors, it is considered possible that the subsidiary NEXA BR will lose the administrative proceeding.

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Nexa Resources S.A. Notes to the consolidated financial statements at December 31, 2017 All amounts in thousands of US dollars, unless otherwise stated

(vii)       Requirement of Value-added Tax on Sales and Services (ICMS)

In November 2017, the subsidiary NEXA BR was assessed by the Secretary of Finance of the State of Minas Gerais concerning ICMS tax rate of 4% applied in interstate sales of manufactured goods with imported content of more than 40%. This tax assessment notice amounted to US$ 9,842 at December 31, 2017. Currently the process is at the administrative level.

In the opinion of management and the independent legal advisors, it is considered possible that the subsidiary NEXA BR will lose the administrative proceeding.

(e.2)Comments on contingent labor liabilities with likelihood of loss considered possible

Labor claims with a likelihood of loss considered possible include those filed by former employees, third parties and labor unions, mostly claiming the payment of indemnities on dismissals, health hazard premiums and hazardous duty premiums, overtime and commuting hours, as well as indemnity claims by former employees and third parties based on alleged occupational illnesses and work accidents.

(e.3)Comments on contingent civil liabilities with likelihood of loss considered possible

The Company has two contingent civil liabilities with a likelihood of loss considered possible:

Indemnity lawsuits have been filed against the subsidiary NEXA BR, alleging property damage and pain and suffering. NEXA BR filed its defense and it is awaiting judgment. The amount involved at December 31, 2017 was US$ 11,690.

A claim relating to an alleged default of NEXA BR (construction owner) related to the services provided for the construction of a tailings dam in the Juiz de Fora unit, also claiming: (i) the execution of extra-contractual services performed beyond the initial scope of the project, (ii) reimbursement of the costs incurred to accelerate the work and, finally, (iii) financial losses that allegedly arose due to NEXA BR’s default on the contract, which were never pointed out by the Plaintiff during the business relationship (or during the contract execution). Currently, a court expert investigation is underway. The amount involved at December 31, 2017 was US$ 2,016.

(e.4)Comments on contingent environmental liabilities with likelihood of loss considered possible

The environmental litigation of the Company’s subsidiaries basically relate to public civil actions, class actions and indemnity lawsuits, whose objectives are: the suspension of the environmental licensing, the recovery of areas of permanent preservation, and the decontamination of land, among other matters. In the event of an unfavorable outcome, the cost of the preparation of environmental studies and the cost of the recovery of the Company’s and its subsidiaries’ land have been estimated. The aforementioned costs are recorded as expenses in the income statement as they are incurred. The possible demands relate basically to indemnity lawsuits. The Company’s subsidiaries filed their defenses, fully contesting the plaintiffs’ allegations. Most environmental lawsuits with material amounts and classified as possible are in the fact-finding phase.

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Nexa Resources S.A. Notes to the consolidated financial statements at December 31, 2017 All amounts in thousands of US dollars, unless otherwise stated

22                        Use of public assets

Accounting policy

Use of public assets refers to the rights granted by the government to operate potential hydraulic energy (onerous concession), under an agreement for the Use of Public Assets.

The amount is recognized once the operating license is obtained, regardless of the payment schedule established in the contract. The amount is originally recognized as a liability (obligation) and an intangible asset (concession right) which corresponds to the amount of the future obligations discounted to the present value of the future payment cash flow. The financial liability is updated based on the contractual index and the present value adjustment resulting from the lapse of time and reduced by the payments made.

(a)                      Analysis

The Company owned or invested in plants that have concession contracts in the electrical power industry. Most of these contracts provide for annual payments from the commencement of operations and are adjusted by the General Market Price Index for the Use of Public Assets.

The contracts have an average duration of 35 years, and the amounts paid annually are as follows:

				2017			2016
Plants	Concession start date	Concession end date	Payment start date	Ownership interest	Intangible asset	Liabilities	Ownership interest	Intangible asset	Liabilities
Capim Branco I and Capim Branco II	Aug-01	Sep-39	Oct-07	13%	800	3,085	13%	890	3,357
Picada	May-01	Jun-36	Jul-06	100%	5,502	19,535	100%	5,856	20,776
Enercan - Campos Novos Energia	Apr-00	May-35	Jun-06	21%	630	1,689	21%	676	1,787
					6,932	24,309		7,422	25,920

Current						1,649			1,663
Non-current					6,932	22,660		7,422	24,257
					6,932	24,309		7,422	25,920

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Nexa Resources S.A.

Notes to the consolidated financial statements
at December 31, 2017
All amounts in thousands of US dollars, unless otherwise stated

23                        Deferred revenue

In 2016, NEXA, through its subsidiary NEXA UK, conducted a transaction called “silver streaming”, which consists of the anticipated sale of the referential content of the silver that is incorporated in the ore concentrates.

In this context, on December 20, 2016, NEXA UK signed an agreement with Triple Flag Mining Finance Bermuda Ltda. (“Triple Flag”) by which NEXA UK sells to Triple Flag silver certificates in an amount equivalent to 65% of the silver content in the ore concentrate sold by the Company to its customers.  Sales taken as reference are those associated exclusively with the ore extracted from the Cerro Lindo Mining Unit, located in Peru, with silver content.

In addition, by this agreement, sales of silver certificates to Triple Flag are limited to a total of 19,500 of the ounces that the Company sells to its customers. Once that limit is reached, sales under the stream will be made for 25% of the silver content in the Company’s sales of concentrate for a period equivalent to the life of said mining unit.

As consideration, Triple Flag makes the following payments: i) an advance payment of US$ 250,000 which will not be reimbursed; and ii) additional payments at the date of delivery of the ounces of silver payable equivalent to 10% of the spot silver price at the date of settlement.

The resources obtained from the referred transaction are intended to be used in current operations and the potential development of NEXA’s projects.

The prepayment for US$ 250,000 received on December 21, 2016 was recorded in this item and is recognized as revenue together with the additional payments as the silver certificates are delivered to Triple Flag.  The Group delivers the certificates as the silver contents of its concentrate sales are collected from its customers that buy ore concentrates.

For the period ended December 31, 2017, NEXA UK delivered ore (silver certificates) to Triple Flag in accordance with the terms of the silver streaming agreement for a total of 2,372,983 ounces. As a result, the consolidated statement of income showed revenue from this transaction for US$ 36,299. The movements in the deferred income arising from this transaction are shown below:

At January 2017	250,000
Revenue recognition for ore delivery	(36,299)
Accretion for period	8,184
At December 2017	221,885
Current	31,296
Non-current	190,589
221,885

24                        Equity

(a)                       Accounting policy

Common shares are classified in equity. Each time a share premium is paid to the Company for an issued share, the respective share premium is allocated to the share premium reserve account.

Each time the repayment of a share premium is decided, such repayment shall be done pro-rata to the existing shareholders.

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Nexa Resources S.A.

Notes to the consolidated financial statements
at December 31, 2017
All amounts in thousands of US dollars, unless otherwise stated

The distribution of dividends to the Company’s shareholders is recognized as a liability in the Company’s consolidated financial statements in the period in which the dividends are approved by the Company’s shareholders.

(b)                      Capital

At December 31, 2017, the Company’s fully subscribed and paid-up capital, in the amount of US$ 133,320 (2016: US$ 1,041,416), comprised 133,320 thousand (2016: 1,041,416 thousand) registered common shares.

(c)                       Share premium

The share premium, if any, may be freely distributed to the shareholders in accordance with the law by a resolution of the Board of Directors. The constitution and payment of share premium during 2017 are demonstrated in notes 1 (iv), 1 (v) and 1 (x). At December 31, 2017, share premium account is in the amount of US$ 1,123,775.

(d)                      Reserves

The reserves were created to preserve the undistributed balance of retained earnings to fund expansion projects pursuant to the Company’s investment plan.

(e)                       Accumulated other comprehensive income (loss)

The Company recognizes in other comprehensive income (loss) the effects of foreign exchange gains/losses on direct and indirect investments abroad.

This account also includes: fair value gains/losses on derivatives designated to mitigate risks related to foreign exchange, commodity prices and interest rates (hedge accounting), and actuarial gains and losses on pension plans.

The changes in the accumulated other comprehensive income (loss) are as follows:

	Exchange variation on investments abroad	Remeasurements with retirement benefits	Hedge accounting	Total
At December 31, 2015	(119,460)	3,327	6,276	(109,857)
Currency translation of investees located abroad	30,373	-	-	30,373
Operating cash flow hedge accounting	-	-	(16,256)	(16,256)
At December 31, 2016	(89,087)	3,327	(9,980)	(95,740)
Currency translation of investees located abroad	(10,742)	-	-	(10,742)
Operating cash flow hedge accounting	-	-	12,556	12,556
Achievement of remeasurements with retirement benefits	-	(3,327)	-	(3,327)
At December 31, 2017	(99,829)	-	2,576	(97,253)

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Nexa Resources S.A.

Notes to the consolidated financial statements
at December 31, 2017
All amounts in thousands of US dollars, unless otherwise stated

(f)                          Earnings per share

Basic and diluted earnings per share were computed as shown in the table below for the periods indicated. Basic earnings per share are computed by dividing the net income attributable to the shareholders of NEXA by the average number of shares for the period. Diluted earnings per share are computed on a similar way, but with the adjustment in the denominator when assuming the conversion of all shares that may be diluted.

(i)                          Basic

Earnings per share information have been retroactively adjusted for proportional reductions in the number of shares arising from transfers from Capital to Share Premium, which resulted in the effects bellow:

•                  Cancellation of 350,000,000 shares in April 2016;

•                  Cancellation of 200,000,000 shares in June 2017,

•                  Cancellation of 300,000,000 shares in September 2017 and

•                  Cancellation of 428,595,552 shares in October 2017.

	December 31, 2017	December 31, 2016	December 31, 2015
Profit (loss) attributable to the Company’s Shareholders	165,265	110,509	(139,796)
Weighted average number of outstanding common shares (thousands)	116,527	80,699	1,874
Earnings (loss) per share in US Dollars	1.42	1.37	(74.60)

(ii) Diluted

As of December 31, 2017, NEXA does not have any dilution effect, therefore basic and diluted earnings per share are considered the same.

(g)                      Non-controlling interests

	Votorantim Metais -
Summarised balance sheet	Cajamarquilla S.A. (i)		Pollarix S.A. (ii)
	2017	2016	2017	2016
Current assets	1,105,182	1,159,112	6,717	26,128
Current liabilities	469,291	462,428	911	12,667
Current net assets	635,891	696,684	5,806	13,461

Non-current assets	2,852,410	3,070,147	110,246	161,595
Non-current liabilities	987,143	1,107,542	24,978	39,184
Non-current net assets	1,865,267	1,962,605	85,268	122,411

Net assets	2,501,158	2,659,289	91,074	135,872

Accumulated NCI	361,265	385,762	60,716	90,581

(i)             Consolidated amounts, which includes NEXA CJM, NEXA PERU and NEXA ATACOCHA.

(ii)          Consolidated amounts, which includes the energy generation assets Enercan, Capim Branco, Igarapava and Picada.

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Nexa Resources S.A.

Notes to the consolidated financial statements
at December 31, 2017
All amounts in thousands of US dollars, unless otherwise stated

25                        Net revenue

Accounting policy

Revenue represents the fair value of the consideration received or receivable for the sale of goods in the ordinary course of the Company’s activities. Revenue is shown net of value-added tax, returns, rebates and discounts, after eliminating sales between the consolidated companies.

The Company recognizes revenue when: (i) the amount of revenue can be reliably measured; (ii) it is probable that future economic benefits will flow to the entity; and (iii) specific criteria have been met for each of the Company’s activities as described below. Revenue will not be deemed to be reliably measured if all sale conditions are not resolved. The Company bases its estimates on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

Revenue recognition is based on the following principles:

Sale of goods: Sales are normally recognized when the goods are delivered to the carrier and the ownership and risks with respect thereto are transferred to the customer.

Revenue from sales of concentrates is determined based on the prices of international quotes and in accordance with the contractual terms. In such cases, revenue is initially recognized at a provisional price which corresponds to the international quoted price at the shipping date. The amount of the provision for settlement is adjusted to reflect future prices, according to international quotes at the closing date of each month, until a final adjustment is carried out to value the sales in accordance with the prices agreed upon with customers, based on the contractual sales terms. The adjustments of provisional settlements are recognized in trade accounts receivable, against sales revenue when:

•        The future price, mentioned above, for shipment or delivery, for a determined period (pre-final) settlement, or at the close of an accounting period is different to the price recorded.

•        A debit or credit note is issued after the adjustments of the provision for settlement are recognized, based on the final weights or final contents, which results in a higher or lower amount, respectively, compared to the amount of the provision for settlement.

A debit or credit note is issued when the final price has been defined.

(a)                       Composition of net revenue

	2017	(Revised) 2016	(Revised) 2015
Gross revenue	2,709,236	2,193,867	2,072,439
Taxes on sales and returns	(259,752)	(229,026)	(207,256)
Net revenue	2,449,484	1,964,841	1,865,183

(b)                      Information on geographical areas in which the Company operates

The geographical areas are determined based on the location of the customers. The net revenue of the Company, classified by currency and destination, is as follows:

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Nexa Resources S.A. Notes to the consolidated financial statements at December 31, 2017 All amounts in thousands of US dollars, unless otherwise stated

(i)                         Revenue by destination

	2017	(Revised) 2016	(Revised) 2015
Brazil	721,640	560,878	534,141
Peru	696,527	573,884	584,450
United States	158,060	156,634	99,884
Luxembourg	130,723	100,631	98,159
Switzerland	108,798	59,873	135,450
Argentina	79,463	45,050	14,904
Japan	69,565	36,005	32,994
Singapore	60,857	42,666	72,514
Colombia	47,734	39,137	42,007
Chile	38,101	67,546	52,865
Austria	37,270	22,982	18,731
Turkey	35,522	19,498	23,265
Germany	23,154	42,560	22,348
China	18,172	12,838	639
Italy	15,799	3,608	1,399
Korea	7,064	66,887	51,181
Other	201,035	114,164	80,252
	2,449,484	1,964,841	1,865,183

(ii)                     Revenue by currency

	2017	(Revised) 2016	(Revised) 2015
US Dollar	1,729,234	1,414,992	1,334,878
Real	717,032	547,537	529,218
Other	3,218	2,312	1,087
	2,449,484	1,964,841	1,865,183

26                       Expenses by nature

(a)                      Composition

	2017	(Revised) 2016	(Revised) 2015
Raw materials and consumables used	1,120,540	956,909	980,533
Employee benefit expenses	278,285	233,755	202,876
Depreciation and amortization	270,454	275,034	295,258
Freight costs	75,674	68,962	73,871
Services, miscellaneous	156,491	89,426	77,772
Other expenses	17,239	32,967	23,838
	1,918,683	1,657,053	1,654,148

Reconciliation
Cost of products sold	1,681,202	1,439,101	1,463,290
Selling expenses	89,239	90,647	84,559
General and administrative expenses	148,242	127,305	106,299
	1,918,683	1,657,053	1,654,148

27                        Employee benefit expenses

Accounting policy

(i)                                   Profit sharing

A provision is recorded to recognize the expenses related to employee profit sharing. This provision is calculated based on the qualitative and quantitative targets established by management and are recorded as “Employee benefits” in the income statement.

(ii)                               Share-based payments

The subsidiary NEXA PERU operates a cash-settled, share-based compensation plan, under which the company gives certain executives a package of equity instruments (options) as consideration for services received, which is based on the value of equity instruments (“Phantom options”) of the NEXA PERU.

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Nexa Resources S.A. Notes to the consolidated financial statements at December 31, 2017 All amounts in thousands of US dollars, unless otherwise stated

The cost of the cash settled share-based payments plan is initially measured at fair value as at the grant date using the Black-Scholes financial model. This fair value is accrued over the period until the vesting date, with the recognition of the liability. The liability is measured again at fair value at each reporting date, and it is reported up to and including the settlement date, with changes in fair values recognized as expenses of employee benefits in the income statement.

The purpose of such incentive plan is to align a portion of the compensation of the company’s senior executives with the evolution of the NEXA PERU’s market value.

(a)                                Analysis

	2017	2016	2015
Direct remuneration	146,766	126,570	112,072
Social charges	76,677	66,863	60,761
Benefits	54,842	40,322	30,043
	278,285	233,755	202,876

For the year ended December 31, 2017, the average staff headcount was 5,643 (2016: 5,561).

28                                 Other operating expenses, net

	2017	2016	2015
Environmental and asset retirement obligations	433	(68,605)	-
Mining obligations	(11,498)	(8,967)	(8,953)
Project expenses	(94,280)	(48,562)	(37,623)
Net operating hedge loss	(18,785)	(33,514)	7,045
Judicial (provision) reversion	258	(15,331)	-
Loss on sale of property, plant & equipment and intangibles assets	(694)	(552)	(3,446)
Gain on sale of investment	4,588	408	-
Impairment of property, plant, equipment and intangibles	-	979	(8,574)
Other operating expenses, net	(9,243)	(3,675)	4,446
	(129,221)	(177,819)	(47,105)

29                        Net financial results

	2017	2016	2015
Finance income
Gains on financial investments	21,388	12,032	9,132
Interest on loans with related parties (Note 13)	1,012	7,165	5,702
Monetary adjustment of assets	1,881	1,507	1,147
Interest on financial assets	2,621	2,921	1,387
Other finance income	2,966	1,330	1,900
	29,868	24,955	19,268

Finance costs
Interest on loans and financing	(56,434)	(36,059)	(33,073)
Interest on deferred revenue	(8,184)	-	-
Monetary adjustment of provisions	(9,478)	(9,595)	(5,966)
Charges on discounting of trade bills	(5,379)	(6,105)	(4,524)
Present value adjustment	(9,180)	(4,291)	(3,341)
Other finance costs	(17,514)	(14,324)	(14,721)
	(106,169)	(70,374)	(61,625)

Exchange and monetary variations, net (i)	(53,880)	124,500	(299,574)
Finance results, net	(130,181)	79,081	(341,931)

(i)                          Exchange variation is related mainly to debt of NEXA BR denominated in U.S. Dollar.

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Nexa Resources S.A. Notes to the consolidated financial statements at December 31, 2017 All amounts in thousands of US dollars, unless otherwise stated

30                        Information by business segment and geographic area

Accounting policy

The internal body, which makes decisions regarding the relevant activities of the Company, is comprised of the Executive Officers who report directly to the Chief Executive Officer (“CEO”) who analyzes the results of NEXA and has the final authority over resource allocation decisions and performance assessment over mining and smelting segments. This assessment is based on the fact that NEXA considers that the different mining and smelting units can be combined in its own specific segment due to the fact that they present similar financial performances, similar types of products, productive process and types of clients and regulatory framework.

The internal information used for making decisions is prepared applying accounting measurement bases with managerial adjustments. The sales information is broken down by product, geographical origin location and geographical customer location. The non-current assets are presented by location.

(a)                      Business segment

Nexa implemented several decisions to reinforce the strategic positioning in two core business segments - Mining and Smelting. The reportable segments are aligned according to the product type and operation.

The Mining division consists of five operating units located in Brazil and Peru and includes mineral exploration activities and the production of zinc concentrates, copper concentrates and lead concentrates, where due to concentrate benchmark pricing criteria, revenues from the mining business can also be inferred in terms of the contents of zinc, copper, lead, silver and gold. Our mining operations in Peru are conducted by our subsidiary NEXA PERU and in Brazil by our subsidiary NEXA BR.

The Smelting division consists of three operating units also located in Brazil and Peru that include facilities that recover and refine zinc metal out of feed materials such as zinc concentrates or secondary feed materials. In this process, the segment produces metallic zinc (SHG zinc and zinc alloys), zinc oxide and by-products, such as sulfuric acid. Smelting operations in Peru are conducted by our subsidiary NEXA CJM and in Brazil by our subsidiary NEXA BR.

NEXA also has a corporate headquarters, which is not a separate operating unit and is not considered as a business segment, but is included in our reconciliation allocated in the reportable segments.

Each of the two segments has a specific Officer who reports directly to the CEO. The CEO has final authority over resource allocation decisions and performance assessment. Consequently, the CEO has been identified as the chief operational decision maker (CODM).

The CODM monitors the operational results of the business segments separately, in order to be able to make decisions on resources allocation and to performance assessment. Segment performance is measured based on adjusted EBITDA year to date, which may be measured differently from the EBITDA presented in note 5.2. Financial results and taxes on income are managed within the corporate level and are not allocated to operating segments.

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Nexa Resources S.A. Notes to the consolidated financial statements at December 31, 2017 All amounts in thousands of US dollars, unless otherwise stated

For financial information, segments are reported on a statutory basis in accordance with IFRS 8 ‘Operating Segments’, and the information presented to the Board of Directors (“Directors”) and CEO on the performance of each segment is derived from the accounting records, adjusted for reallocations between segments, non-recurring effects, transfer pricing adjustments, extraordinary revenues or expenses not allocated in a specific segment.

For NEXA BR results from operations reflect that zinc concentrates produced in the Vazante and Morro Agudo mines in Brazil are transferred at cost to the Três Marias smelter. As a result, zinc concentrates production from our Vazante and Morro Agudo mines has its margin embedded on Três Marias smelter. In order to evaluate the performance of our mining and smelting segment, the Company prepares an internal calculation based on transfer-pricing adjustments according to arm’s length principle basis and benchmark.

(b)                     Revenue

The Mining Segment recognized in 2017 total amount of US$ 273,409 (2016: US$ 161,676 and 2015: US$ 125,912) related to transfer-pricing adjustment and US$ 448,054 (2016: US$276,562 and 2015: US$ 225,129) related to intersegment elimination, totaled in the elimination column.

					2017
	Mining	Smelting	Elimination	Adjustment(i)	Total
Revenue from external customers	491,758	1,952,006	-	5,719	2,449,484
Intersegment (sales or transfer)	721,463	-	(721,463)	-	-
Net revenue from products sold	1,213,221	1,952,006	(721,463)	5,719	2,449,484

Cost of products sold	(581,029)	(1,698,325)	721,463	(123,311)	(1,681,202)
Gross Profit	632,192	253,681	-	(117,592)	768,282

					(Revised)
					2016
	Mining	Smelting	Elimination	Adjustment(i)	Total
Revenue from external customers	469,187	1,491,988	-	3,666	1,964,841
Intersegment (sales or transfer)	438,238	-	(438,238)	-	-
Net revenue from products sold	907,425	1,491,988	(438,238)	3,666	1,964,841

Cost of products sold	(513,135)	(1,260,519)	438,238	(103,686)	(1,439,102)
Gross Profit	394,290	231,469	-	(100,020)	525,739

					(Revised)
					2015
	Mining	Smelting	Elimination	Adjustment(i)	Total
Revenue from external customers	420,663	1,421,307	-	23,213	1,865,183
Intersegment (sales or transfer)	350,041	-	(350,041)	-	-
Net revenue from products sold	770,704	1,421,307	(350,041)	23,213	1,865,183

Cost of products sold	(532,097)	(1,170,545)	350,041	(110,689)	(1,463,290)
Gross Profit	238,607	250,762	-	(87,476)	401,893

(i) The column "Adjustment" represents the residual component of revenue from external customers and cost of products sold either not pertaining to the Mining or Smelting segments, or, represents items that, because of their nature, are not being allocated to a specific segment, such as revenues sales of concentrate executed from the smelting segment, purchase price allocation amortization of the fair value adjustments which were recognized upon the acquisition of NEXA PERU, and other variable payments related to production performance results, fair value hedge from other operating expenses.

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Nexa Resources S.A. Notes to the consolidated financial statements at December 31, 2017 All amounts in thousands of US dollars, unless otherwise stated

The table below shows the composition of the revenue from external customer adjustments according to their nature:

	2017	2016	2015
Sales of concentrate from smelting segment	5,740	7,153	17,945
VMZ Energy sales	-	-	8,354
Other	(21)	(3,487)	(3,086)
Total Adjustment on revenue from external customer	5,719	3,666	23,213

The table below shows the composition of the cost of products sold adjustments according to their nature:

	2017	2016	2015
Cost of concentrate sold by smelting segment	(3.303)	(2.405)	(10.968)
Cost of energy sold by VMZ	-	-	(4.788)
Employee compensation - Production performance	(33.969)	(31.602)	(21.825)
Amortization of purchase price allocation of Milpo	(77.585)	(77.585)	(77.672)
Fair Value Hedge	(8.406)	14.729	(6.230)
Other	(48)	(6.823)	10.794
Total adjustment on cost of products sold	(123.311)	(103.686)	(110.689)

(c)                      Segment adjusted EBITDA

The Directors and CEO evaluate the performance of the operating segments based on adjusted EBITDA. The presentation of Adjusted EBITDA and its reconciliation to net income are as follows:

	2017	2016	2015

Mining	521,544	336,796	221,791
Smelting	152,739	70,528	259,768
Segment Adjusted EBITDA	674,283	407,324	481,559

Extraordinary items:
Gains on sales of investments	4,588	408	-
Impairment of other assets	(73)	(308)	-
(Reversal) Impairment - property, plant, equipment	-	979	(8,574)
Other (i)	(6,764)	(3,400)	(13,797)

Results of investees	60	(158)	(256)
Depreciation, amortization and depletion	(270,454)	(275,034)	(295,258)
Net financial results	(130,181)	79,081	(341,931)
Taxes on income	(106,194)	(98,383)	38,779
Descontinued operations	-	-	(318)
Profit (loss) for the year	165,265	110,509	(139,796)

(i) The line item “Other” represents the residual component of Adjusted EBITDA either not pertaining to the Mining or Smelting segments, or, represents items that, because of their nature, are not being allocated to a specific segment.

(d)                     Information by geographic area

NEXA has its operations located in Brazil and Peru with trading activities in Luxembourg and United States. Until December 2016, NEXA also had trading activities in Austria that were fully transferred to Luxembourg. The revenue by geographical areas is determined by the location of our customers and is presented in note 25 (i).

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Nexa Resources S.A. Notes to the consolidated financial statements at December 31, 2017 All amounts in thousands of US dollars, unless otherwise stated

The following tables shows the Company’s net revenue and cost of products sold by origin of the Company products, considering the allocation of our trading entities revenues and costs to Brazil and Peru, as applicable, net of the elimination of intersegment operations between our subsidiaries.

			2017
	Net revenue from	Cost of products
	products sold	sold	Gross profit
Brazil	1,003,804	(670,964)	332,840
Peru	1,445,680	(1,010,238)	435,442
Total	2,449,484	(1,681,202)	768,282

			(Revised)
			2016
	Net revenue from	Cost of products
	products sold	sold	Gross profit
Brazil	727,462	(484,851)	242,611
Peru	1,237,379	(954,251)	283,128
Total	1,964,841	(1,439,102)	525,739

			(Revised)
			2015
	Net revenue from	Cost of products
	products sold	sold	Gross profit
Brazil	665,573	(460,284)	205,289
Peru	1,199,610	(1,003,006)	196,604
Total	1,865,183	(1,463,290)	401,893

On December 31, 2017 the total of property, plant and equipment and intangibles located in Brazil represents the total amount of US$ 1,025,291 (2016: US$ 851,465), in Peru represents the total amount of US$ 2,792,285 (2016: US$ 3,025,199). The total amount located in other countries is US$ 1,657 (2016: US$ 2,322).

31                       Defined contribution pension plans

Accounting policy

The Company, through its subsidiaries abroad, participates in pension plans, managed by a private pension entity, which provide post-employment benefits to employees.

In Brazil, the Company sponsors a defined contribution plan. A defined contribution plan is a pension plan under which the Company pays fixed contributions to a separate entity. The Company has no legal or constructive obligations to make additional contributions should the fund not have sufficient assets to honor the benefits related to employee service in the current or prior periods.

In Peru, termination benefits are recognized in profit or loss when they are paid. This happens when employment is terminated before the normal retirement date or whenever an employee accepts voluntary redundancy in exchange for these benefits.

The employees’ severance indemnities for the length of service of the Company’s staff hired in Peru represent their indemnification rights, calculated in accordance with the laws and regulations in

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Nexa Resources S.A. Notes to the consolidated financial statements at December 31, 2017 All amounts in thousands of US dollars, unless otherwise stated

force, which have to be credited to the bank accounts designated by the workers in May and November of each year. The compensation for time of service is equivalent to one (1) additional month’s salary effective at the date of the bank deposit. The Company has no obligations to make any additional payments once the annual deposits to which workers are entitled have been made.

(a)                      Analysis

The Company sponsors private pension plans in Brazil administered by Fundação Senador José Ermírio de Moraes (“FUNSEJEM”), a private, not-for-profit, pension fund which is available to all employees. Under the fund regulations, the contributions from employees to FUNSEJEM are matched based on their remuneration. For employees with remuneration lower than the limits established by the regulations, contributions up to 1.5% of their monthly remuneration are matched. For employees with remuneration higher than the limits, contributions of employees up to 6% of their monthly remuneration are matched. Voluntary contributions can also be made to FUNSEJEM. After the contributions to the plan are made, no further payments are required from the Company.

32                       Insurance coverage

Pursuant to the Company’s Insurance Management Corporate Policy, different types of insurance policies are contracted, such as operational risk and civil liability insurance, to protect assets against production interruptions and against damages caused to third parties.

The Company and its subsidiaries have civil liability insurance for their operations in Brazil, Peru and Europe, for which the coverage and conditions are considered by the Company’s management to be appropriate for the risks involved.

For the main plants in Brazil and operations abroad, an “All Risks” policy is contracted for all assets, including coverage against losses resulting from production interruptions.

The operational insurance coverage as at December 31, 2017 was as follows:

Assets	Type of coverage	Insured amount

Facilities, equipment and products in inventory	Property damage	3,234,169
	Loss of profits	778,735

33                       Subsequent events

(a)                      Reimbursement of share premium

On February 15, 2018, the Board of Directors approved the reimbursement of share premium of US$ 0.60 cents per ordinary share to shareholders of the Company of record at the close of business on March 14, 2018 expected to be paid on March 28, 2018 for a total amount payable of US$ 80,000.

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